Exhibit 2.1

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT
BY AND BETWEEN
PENTAIR PLC
AND
NVENT ELECTRIC PLC
DATED AS OF APRIL 27, 2018

4831-1461-8953.18

i

Article VI CERTAIN OTHER MATTERS		45
6.1	Late Payments	45
6.2	Grant of License for Pentair Name	45
6.3	Grant of License for nVent Name	46
6.4	Treatment of Payments for Tax Purposes	46
6.5	Inducement	46
6.6	Post-Effective Time Conduct	46

Article VII EXCHANGE OF INFORMATION; CONFIDENTIALITY		47
7.1	Processing of Personal Data	47
7.2	Responsibility for Compliance with Data Protection Laws	47
7.3	Agreement for Exchange of Information; Archives	47
7.4	Financial Statements and Accounting	48
7.5	Ownership of Information	49
7.6	Compensation for Providing Information	49
7.7	Record Retention	50
7.8	Limitations of Liability	50
7.9	Production of Witnesses; Records; Cooperation.	50
7.10	Privileged Matters	51
7.11	Confidentiality	53
7.12	Protective Arrangements	54

Article VIII DISPUTE RESOLUTION		54
8.1	Good Faith Negotiation	54
8.2	Mediation	54
8.3	Litigation	55
8.4	Conduct During Dispute Resolution Process	55

Article IX FURTHER ASSURANCES AND ADDITIONAL COVENANTS		55
9.1	Further Assurances	55

Article X TERMINATION		56
10.1	Termination	56
10.2	Effect of Termination	57

Article XI MISCELLANEOUS		57
11.1	Entire Agreement	57
11.2	Corporate Power	57
11.3	Counterparts	57
11.4	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.	57
11.5	Assignability	58
11.6	Third-Party Beneficiaries	58
11.7	Notices	58
11.8	Severability	60
11.9	Force Majeure	60

11.10	Publicity	60
11.11	Expenses	60
11.12	Headings	61
11.13	Survival of Covenants	61
11.14	Waivers of Default	61
11.15	Specific Performance	61
11.16	Amendments	61
11.17	Interpretation	61
11.18	Attorney-Client Privilege	62
11.19	Limitations of Liability	62
11.20	Performance	62
11.21	Exhibits and Schedules; No Admission of Liability	62
11.22	Double Recovery Rights	63

List of Schedules

Schedule 1.1	Intercompany Agreements
Schedule 1.2	nVent Contracts
Schedule 1.3	nVent Discontinued Operations
Schedule 1.4	nVent Indebtedness
Schedule 1.5	nVent Intellectual Property
Schedule 1.6	Pentair Discontinued Operations
Schedule 1.7	Pentair Intellectual Property
Schedule 1.8	Shared Policies
Schedule 2.1(a)	Plan of Reorganization
Schedule 2.2(a)(iii)	Transferred Entities
Schedule 2.2(a)(viii)	nVent Cash
Schedule 2.2(a)(x)	nVent Assets
Schedule 2.2(b)(vi)	Pentair Assets
Schedule 2.3(a)(vi)	nVent Actions
Schedule 2.3(a)(ix)	nVent Liabilities
Schedule 2.3(b)(v)	Pentair Liabilities
Schedule 2.9(a)	Shared Contracts
Schedule 2.14	Transfer of Information
Schedule 3.2(l)	Pentair Names
Schedule 4.9(b)	Guarantees
Schedule 5.5(a)	Claims Administration Procedures
Schedule 6.2	Grant of License for Pentair Name
Schedule 6.3	Grant of License for nVent Name
Schedule 9.1(a)	Further Assurances

SEPARATION AND DISTRIBUTION AGREEMENT
This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of April 27, 2018 (this “Agreement”), is by and between Pentair plc, an Irish public limited company (“Pentair”), and nVent Electric plc, an Irish public limited company (“nVent”). nVent and Pentair are referred to together as the “Parties” and individually as a “Party.” Capitalized terms used herein shall have the respective meanings assigned to them in Article I or elsewhere in this Agreement.
R E C I T A L S
WHEREAS, Pentair and its Subsidiaries currently own and operate both the Pentair Business and the Electrical Business;
WHEREAS, the board of directors of Pentair (the “Pentair Board”) has determined that it is in the best interests of Pentair and its shareholders that the Electrical Business be operated by a newly incorporated publicly traded company and the Subsidiaries of such newly incorporated company;
WHEREAS, nVent has been incorporated for these purposes and has not engaged in activities except those incidental to its formation and in preparation for the transactions described herein;
WHEREAS, in furtherance of the foregoing, the Pentair Board and the board of directors of nVent (the “nVent Board”) have determined that it is appropriate and desirable for Pentair and its applicable Subsidiaries to transfer to nVent Finance the nVent Assets and certain entities designated by nVent Finance that will be Subsidiaries of nVent Finance as of the Distribution Date (any such entities, the “nVent Designees”), and for nVent Finance and the nVent Designees to assume the nVent Liabilities, in each case as more fully described in this Agreement, the Ancillary Agreements and the Plan of Reorganization (the “Separation”);
WHEREAS, Pentair intends that, on the Distribution Date and subject to the terms and conditions of this Agreement, it will make a distribution in specie of the Electrical Business to the holders of the Pentair Ordinary Shares on the Record Date (“Qualifying Pentair Shareholders”), effected by the transfer of Pentair’s entire legal and beneficial interest in the issued share capital of nVent Finance to nVent (the “Contribution”) in consideration for nVent issuing nVent Ordinary Shares directly to Qualifying Pentair Shareholders on a pro rata basis in return, as more fully described in this Agreement and the Ancillary Agreements (the “Distribution”);
WHEREAS, the Separation, the Contribution, the Distribution and certain related transactions, taken together, are intended to qualify as a reorganization under Section 355 of the Code for U.S. federal income tax purposes and to qualify under various reorganization provisions contained in U.K. tax Law, including to qualify as an “exempt distribution” under Chapter 5 of Part 23 of the U.K. Corporation Tax Act 2010 and to qualify for relief under sections 136 and 138 of the U.K. Taxation of Chargeable Gains Act 1992;
WHEREAS, this Agreement constitutes a plan of reorganization as described in Treasury Regulation 1.368-2(g); and
WHEREAS, each of Pentair and nVent has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation, the Contribution and the Distribution and to set forth certain other agreements that shall govern certain matters relating to the Separation, the Contribution and the Distribution and the relationship of Pentair, nVent and their respective Subsidiaries following the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
For purposes of this Agreement, the following terms shall have the following meanings:
“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, settlement, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.
“Affiliate” (including with a correlative meaning, “affiliated”) shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, prior to, on and after the Distribution Date, for purposes of this Agreement and the Ancillary Agreements, (a) no member of the nVent Group shall be deemed to be an Affiliate of any member of the Pentair Group and (b) no member of the Pentair Group shall be deemed to be an Affiliate of any member of the nVent Group. For the avoidance of doubt, after the Effective Time, the members of the Pentair Group and the members of the nVent Group shall not be deemed to be under common control for purposes hereof due solely to the fact that Pentair and nVent may have common shareholders.
“Agent” shall mean Computershare Trust Company, N.A., or such other trust company or bank duly appointed by Pentair to act as distribution agent, transfer agent and/or registrar for the nVent Ordinary Shares in connection with the Distribution.
“Agreement” shall have the meaning set forth in the Preamble.
“Amended and Restated Memorandum and Articles of Association” shall mean the Amended and Restated Memorandum and Articles of Association of nVent, dated as of April 30, 2018, as may be amended from time to time.
“Ancillary Agreement” shall mean the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intercompany Agreements and the Transfer Documents.
“Annual Reports” shall have the meaning set forth in Section 7.4(c).
“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.
“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records, document, contract or financial statements of such Person, including the following:
(a)    all accounting and other legal, secretarial and business books, records, ledgers and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form;
(b)    all apparatus, computers and other electronic data processing and communications equipment, fixtures, machinery, equipment, furniture, office equipment, automobiles, trucks, vessels, motor vehicles and other transportation equipment and other tangible personal property;
(c)    all inventories of materials, parts, raw materials, components, supplies, works-in-process and finished goods and products;
(d)    all interests in, and rights with respect to, real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;
(e)    (i) all interests in any capital stock, partnership interests or other equity interests of any Subsidiary, Affiliate or any other Person, (ii) all bonds, notes, debentures or other securities issued by any Subsidiary, Affiliate or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary, Affiliate or any other Person and (iv) all other investments in securities of any Person;
(f)    all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments;
(g)    all deposits, letters of credit and performance and surety bonds;
(h)    all written (including in electronic form) or oral technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third Persons;
(i)    all Intellectual Property and Technology;
(j)    all Software;
(k)    all Information;
(l)    all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;
(m)    all prepaid expenses, trade accounts and other accounts and notes receivable;
(n)    all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(o)    all rights under contracts, consent decrees, orders or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent whether known or unknown;
(p)    all licenses, permits, approvals and authorizations that have been issued by any Governmental Authority;
(q)    all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and
(r)    all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.
“Audited Party” shall have the meaning set forth in Section 7.4(b).
“Balance Sheet Date” shall mean December 31, 2017.
“Bonus Share” shall have the meaning set forth in Section 3.4(e).
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day that is a statutory holiday under the federal Laws of the United States, the Laws of Ireland or the Laws of the United Kingdom. In the event that any action is required or permitted to be taken under this Agreement on or by a date that is not a Business Day, such action may be taken on or by the Business Day immediately following such date.
“Claims Administration” shall mean the processing of claims made under the Shared Policies, including the reporting of losses or claims to the insurance carriers and management and defense of claims, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any such claims.
“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Confidential Information” shall have the meaning set forth in Section 7.11(a).
“Contribution” shall have the meaning set forth in the Recitals.
“CPR” shall have the meaning set forth in Section 8.2.
“Credit Facility” shall mean the Credit Agreement, dated as of March 23, 2018, among nVent, nVent Finance, Pentair Technical Products, the lenders party thereto from time to time and the agents party thereto.
“D&O Tail Policies” shall have the meaning set forth in Section 5.3(b).
“Data Protection Laws” shall mean any data protection or data privacy laws or regulations in any jurisdiction in which the Pentair Business or the Electrical Business processes personal data in connection with this Agreement, including, without limitation, the UK Data Protection Act 1998 and any other national laws implementing the Data Protection Directive (1995/46/EC) and, with effect from May 25, 2018, the General Data Protection Regulation (Regulation (EU) 2016/679) and associated implementing laws.

“Disclosure Document” shall mean any registration statement (including the Form 10) filed with the SEC by or on behalf of any Party or any of its controlled Affiliates, and also includes any information statement (including the Information Statement), prospectus, offering memorandum (including the offering memorandum in connection with the offering of Senior Notes), offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, in each case which describes the Separation or the Distribution or the nVent Group or primarily relates to the transactions contemplated hereby.
“Dispute” shall have the meaning set forth in Section 8.1.
“Distribution” shall have the meaning set forth in the Recitals.
“Distribution Date” shall mean the date of the consummation of the Distribution, which shall be determined by Pentair in its sole discretion.
“Distribution Ratio” shall mean a fraction the numerator of which shall be one (1) and the denominator of which shall be one (1).
“Effective Time” shall mean the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 4:59 p.m., New York City time, on the Distribution Date, or such other time as Pentair may determine.
“Electrical Business” shall mean: (a) the business and operations of the Electrical Segment and (b) the nVent Discontinued Operations, excluding, in the case of each of clauses (a) and (b), the businesses and operations primarily related to the Pentair Assets.
“Electrical Segment” shall mean the electrical business segment of Pentair described in Pentair’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which business designs, manufactures and services products that protect equipment, as well as heat managements solutions designed to provide thermal protection to temperature sensitive fluid applications and engineered electrical and fastening products for electrical, mechanical and civil applications.
“Employee Matters Agreement” shall mean the Employee Matters Agreement, dated as of the date hereof, by and between Pentair and nVent, as such Employee Matters Agreement may be amended from time to time.
“End-of-Use Report” shall have the meaning set forth in Section 6.2(c).
“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Materials or the protection of or prevention of harm to human health and safety.
“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or contract or agreement relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, response costs, natural resources damages, equipment upgrades or replacements, asbestos survey and removal costs, property damages, personal injury damages, costs of compliance, including with any product take back requirements, or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Existing Tooling” shall have the meaning set forth in Section 6.2(a).
“Fiduciary Tail Policies” shall have the meaning set forth in Section 5.3(c).
“Force Majeure” shall mean, with respect to a Party, an unforeseen and unavoidable major eruptive event beyond the control of such Party (or any Person acting on its behalf), such as acts of God, storms, floods, riots, labor unrest, pandemics, nuclear incidents, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources or distribution facilities.
“Form 10” shall mean the registration statement on Form 10 filed by nVent with the SEC to effect the registration of nVent Ordinary Shares pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Effective Time.
“Governmental Approvals” shall mean any notices or reports to be submitted to, or other filings to be made with, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.
“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, taxation, administrative or other similar functions of, or pertaining to, government and any executive official thereof.
“Group” shall mean either the nVent Group or the Pentair Group, as the context requires.
“Hazardous Materials” shall mean any chemical, radiological isotope, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any natural or artificial substance (whether solid, liquid or gas, noise, ion, vapor or electromagnetic) that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.
“Historic Corporate Data” shall mean identified and structured (a) nVent Information retained by Pentair after the Distribution Date and (b) Pentair Information retained by nVent after the Distribution Date, which Pentair and nVent have lawful grounds to retain in accordance with applicable Law, including, in each case, relevant Tax and employment records.
“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).
“Indemnitee” shall have the meaning set forth in Section 4.4(a).
“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.
“Information Statement” shall mean the information statement to be sent to each holder of Pentair Ordinary Shares in connection with the Distribution, as filed with the SEC, as such information statement may be amended or supplemented from time to time prior to the Effective Time.
“Initial nVent Preferred Share” shall mean one preferred share, with a par value of $0.01, of nVent, issued and outstanding as of immediately prior to the consummation of the Distribution.
“Initial Share Capital” shall mean all of the shares in the capital of nVent issued and outstanding as of immediately prior to the consummation of the Distribution, which consists of two nVent Ordinary Shares, 25,000 euro deferred shares, with a par value of €1.00 per share, and the Initial nVent Preferred Share, all of which are held by an Irish corporate services provider.
“Insurance Administration” shall mean, with respect to each Shared Policy, the accounting for premiums, retrospectively-rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate, under the terms and conditions of the Shared Policies discussions or negotiations with insurers and the control of any Actions relating to such Shared Policy; the reporting to excess insurance carriers of any losses or claims which may cause the per-occurrence, per claim or aggregate limits of any Shared Policy to be exceeded; and the distribution of Insurance Proceeds as contemplated by this Agreement.
“Insurance Proceeds” shall mean those monies (i) received by an insured from an insurance carrier, including due to premium adjustments, whether or not retrospectively rated, or (ii) paid by an insurance carrier on behalf of an insured, in either case net of any applicable premium deductible or self-insured retention. For the avoidance of doubt, “Insurance Proceeds” shall not include any costs or expenses incurred by a Party in pursuing insurance coverage.
“Insured Claims” shall mean those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Shared Policies, including any legal or legal related Liabilities to the extent such Liabilities are otherwise covered by such Shared Policies, whether or not subject to deductibles, co-insurance, self-insured retentions, or uncollectibility due to insurer insolvency.
“Intellectual Property” shall mean all of the following whether arising under the Laws of Ireland, the United States or the United Kingdom or of any other foreign or multinational jurisdiction: (i) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (ii) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (iii) Internet domain names, (iv) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (v) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, in each case, other than Software, and (vi) intellectual property rights arising from or in respect of any Technology.
“Intercompany Agreements” shall mean the agreements listed on Schedule 1.1.
“Intercompany Balances” shall mean the intercompany ordinary course trade accounts receivable and accounts payable between any member of the Pentair Group, on the one hand, and any member of the nVent Group, on the other hand.
“Internal Control Audit and Management Assessments” shall have the meaning set forth in Section 7.4(a).
“IRS” shall mean the United States Internal Revenue Service.
“IRS Ruling” shall have the meaning set forth in Section 3.3(a)(i).
“Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, directive, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.
“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, Taxes, remediation, deficiencies, reimbursement obligations in respect of letters of credit, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations of any nature or description, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.
“Libor Rate” shall mean, for each day during each calendar month, the one-month London interbank offered rate published in The Wall Street Journal (or, if such publication ceases to publish such rate, a replacement publication and/or rate, as applicable, selected by the Parties) on the last Business Day immediately preceding such calendar month.
“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties, Taxes and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.
“Mediation Request” shall have the meaning set forth in Section 8.2.
“nVent” shall have the meaning set forth in the Preamble.
“nVent Accounts” shall have the meaning set forth in Section 2.10(a).

“nVent Assets” shall have the meaning set forth in Section 2.2(a).
“nVent Balance Sheet” shall mean the unaudited pro forma balance sheet of the Electrical Business, as of the Balance Sheet Date, including the notes thereto, as reflected in the Form 10.
“nVent Board” shall have the meaning set forth in the Recitals.
“nVent Cash” shall have the meaning set forth in Section 2.2(a)(viii).
“nVent Contracts” shall mean the following contracts and agreements to which Pentair or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing, in each case immediately prior to the Distribution (including, for the avoidance of doubt, any Person that will be a member of the nVent Group at the time of the Distribution), except for any such contract or agreement (or part thereof) that is expressly contemplated to be transferred, assigned, novated to or retained by Pentair or any member of the Pentair Group pursuant to any provision of this Agreement or any Ancillary Agreement (excluding any Shared Contracts listed on Schedule 2.9(a)):
(a)    any customer, distribution, supply or vendor contracts or agreements entered into prior to the Effective Time that relate primarily to the Electrical Business;
(b)    any contract or agreement entered into in the name of, or expressly on behalf of, any division, business unit or member of the nVent Group;
(c)    any joint venture agreement or any license agreement that relates primarily to the Electrical Business;
(d)    any guarantee, indemnity, representation, warranty or other Liability of any member of the nVent Group or the Pentair Group in respect of any other nVent Contract, any nVent Liability or the Electrical Business;
(e)    any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any nVent Group Employee or consultants of the nVent Group that are in effect as of the Effective Time;
(f)    any consent order, decree or agreement with any third party including but not limited to Governmental Authorities entered into in the name of, or expressly on behalf of, any division, business unit or member of the nVent Group;
(g)    any contract or agreement (or part thereof) that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be transferred, assigned, novated to or retained by nVent or any member of the nVent Group;
(h)    any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements entered into by or on behalf of any member of the nVent Group; and
(i)    any contract or agreement listed on Schedule 1.2.
“nVent Designee” shall have the meaning set forth in the Recitals.

“nVent Discontinued Operations” means any operating group, business unit, operation, division, Subsidiary, line of business or investment of Pentair or any of its Subsidiaries managed or operated at any time prior to the Effective Time by the Electrical Segment and sold, transferred or otherwise discontinued prior to the Effective Time, and set forth on Schedule 1.3.
“nVent Finance” means nVent Finance S.à r.l., a société à responsabilité limitée organized under the Laws of the Grand Duchy of Luxembourg.
“nVent Financing Arrangements” shall mean the Senior Notes and the Credit Facility.
“nVent Group” shall mean, as of any time of determination (whether before or after the Distribution), the group consisting of (i) nVent, (ii) each entity that is a Subsidiary of nVent as of the time of determination, (iii) each entity that is not a Subsidiary of nVent as of a time of determination before the Distribution but that later becomes a Subsidiary of nVent by the time of the Distribution, and (iv) each entity that becomes an Affiliate (other than a Subsidiary) of nVent after the Distribution.
“nVent Group Employee” shall have the meaning set forth in the Employee Matters Agreement.
“nVent Indebtedness” shall mean the indebtedness listed on Schedule 1.4.
“nVent Indemnitees” shall have the meaning set forth in Section 4.3.
“nVent Information” shall have the meaning set forth in Section 2.14.
“nVent Intellectual Property” shall mean (a) all patents, patent applications, statutory invention registrations, registered trademarks, registered service marks, registered Internet domain names and copyright registrations (collectively, “Registrable IP”) that are owned by any member of the Pentair Group or nVent Group and that are used or held for use primarily in the Electrical Business at the Distribution Date, as set forth on Schedule 1.5, and (b) all Intellectual Property, other than Registrable IP, that is owned by any member of the Pentair Group or nVent Group and that is used or held for use primarily in the Electrical Business as of the Distribution Date.
“nVent Liabilities” shall have the meaning set forth in Section 2.3(a).
“nVent Ordinary Shares” shall mean the ordinary shares, nominal value $0.01 per share, of nVent.
“nVent Software” shall mean all Software owned or licensed by any member of the Pentair Group or nVent Group and that is primarily used or held for use in the Electrical Business as of the Distribution Date.
“nVent Technology” shall mean all Technology owned or licensed by any member of the Pentair Group or nVent Group and that is primarily used or held for use in the Electrical Business as of the Distribution Date.
“nVent Transfer Documents” shall have the meaning set forth in Section 2.4(b).
“NYSE” shall mean the New York Stock Exchange.
“Other Party’s Auditors” shall have the meaning set forth in Section 7.4(b).
“Parties” or “Party” shall have the meaning set forth in the Preamble.

“Pentair” shall have the meaning set forth in the Preamble.
“Pentair Accounts” shall have the meaning set forth in Section 2.10(a).
“Pentair Assets” shall have the meaning set forth in Section 2.2(b).
“Pentair Board” shall have the meaning set forth in the Recitals.
“Pentair Business” shall mean the businesses and operations of the Pentair Group other than the Electrical Business.
“Pentair Discontinued Operations” means any operating group, business unit, operation, division, Subsidiary, line of business or investment of Pentair or any of its Subsidiaries managed or operated at any time prior to the Effective Time by Pentair and sold, transferred or otherwise discontinued prior to the Effective Time, including the divisions, Subsidiaries, lines of business or investments set forth on Schedule 1.6 and excluding the nVent Discontinued Operations.
“Pentair Group” shall mean Pentair, each Subsidiary of Pentair and each other Person that is controlled directly or indirectly by Pentair (in each case, other than any member of the nVent Group).
“Pentair Indemnitees” shall have the meaning set forth in Section 4.2.
“Pentair Information” shall mean all Information owned or controlled by or on behalf of any member of the Pentair Group or the nVent Group, other than the nVent Information.
“Pentair Intellectual Property” shall mean (i) the Pentair Name and Pentair Marks and (ii) all other Intellectual Property (including, the Pentair Registrable IP, which is set forth on Schedule 1.7) that is owned or licensed by any member of the Pentair Group or the nVent Group, other than the nVent Intellectual Property.
“Pentair Investments” shall mean Pentair Investments Switzerland GmbH, a Swiss Gesellschaft mit beschränkter Haftung.
“Pentair Liabilities” shall have the meaning set forth in Section 2.3(b).
“Pentair Name and Pentair Marks” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of Pentair or any of its Affiliates using or containing “Pentair” (in block letters or otherwise), “Pentair” either alone or in combination with other words or elements and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.
“Pentair Ordinary Shares” shall mean the ordinary shares, nominal value $0.01 per share, of Pentair.
“Pentair Software” shall mean all Software that is owned or licensed by any member of the Pentair Group or the nVent Group, other than the nVent Software.
“Pentair Technical Products” shall mean Pentair Technical Products Holdings, Inc., a Delaware corporation.

“Pentair Technology” shall mean all Technology that is owned or licensed by any member of the Pentair Group or the nVent Group, other than the nVent Technology.
“Pentair Transfer Documents” shall have the meaning set forth in Section 2.1(b).
“Person” shall mean any natural person, firm, individual, general or limited partnership, corporation, company, trust, joint venture, association, other organization, limited liability entity, any other entity whether incorporated or unincorporated or any Governmental Authority.
“Plan of Reorganization” shall have the meaning set forth in Section 2.1(a).
“Policies” shall mean insurance policies and insurance contracts of any kind (other than life and benefits policies or contracts), including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, marine, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements (including the insurance policies written by Penwald Insurance Company), together with the rights, benefits and privileges thereunder.
“Privileged Information” shall mean any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a privilege, including the attorney-client and attorney work product privileges.
“Procedure” shall have the meaning set forth in Section 8.2.
“Qualifying Pentair Shareholders” shall have the meaning set forth in the Recitals.
“Record Date” shall mean the close of business on April 17, 2018 or the close of business on another date if determined by the Pentair Board as the record date for determining holders of Pentair Ordinary Shares entitled to receive nVent Ordinary Shares pursuant to the Distribution.
“Registrable IP” shall have the meaning set forth in the definition of nVent Intellectual Property.
“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).
“Reorganization Agreement” means any contract, agreement, arrangement, commitment, understanding, instrument, loan note, security, transfer document, or other document executed or presented for the purposes of, in relation to or arising from, the implementation of the Plan of Reorganization.
“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, right of first refusal, deed of trust, voting or other restriction, right-of-way, covenant, condition, easement, servitude, encroachment, permit restriction, restriction on transfer, restrictions or limitations on use of real personal properties or other encumbrance of any nature whatsoever.
“Senior Notes” shall mean the $300.0 million of 3.950% senior notes due 2023 and the $500.0 million of 4.550% senior notes due 2028 issued by nVent Finance under the Indenture, dated as of March 26, 2018, among nVent Finance, nVent, Pentair, Pentair Investments and U.S. Bank National Association, the First Supplemental Indenture, dated as of March 26, 2018, among nVent Finance, nVent, Pentair, Pentair Investments and U.S. Bank National Association and the Second Supplemental Indenture, dated as of March 26, 2018, among nVent Finance, nVent, Pentair, Pentair Investments and U.S. Bank National Association
“Separation” shall mean the steps set forth in the Plan of Reorganization.
“Shared Contract” shall have the meaning set forth in Section 2.9(a).
“Shared Policies” shall mean all Policies, current or past, which are owned or maintained by or on behalf of Pentair or any of its Subsidiaries which relate to the Pentair Business or the Electrical Business, as set forth on Schedule 1.8.
“Software” shall mean all (i) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (iv) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (v) documentation, including user manuals and other training documentation, relating to any of the foregoing.
“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, other entity or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such Person, (B) the total combined equity interests or (C) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.
“Tax Matters Agreement” shall mean the Tax Matters Agreement, dated as of the date hereof, by and between Pentair and nVent, as such Tax Matters Agreement may be amended from time to time.
“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.
“Taxes” shall have the meaning set forth in the Tax Matters Agreement.
“Technology” shall mean all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).
“Transfer Documents” shall have the meaning set forth in Section 2.4(b).
“Transferred Entities” shall have the meaning set forth in Section 2.2(a)(iii).
“Transition Services Agreement” shall mean the Transition Services Agreement, dated as of the date hereof, by and between Pentair and nVent, as such Transition Services Agreement may be amended from time to time.
“Unreleased nVent Liability” shall have the meaning set forth in Section 2.6(b).
“Unreleased Pentair Liability” shall have the meaning set forth in Section 2.7(b).
To the extent used in this Agreement, the terms,” “data controller”, “data processor”, “personal data” and “processing” (or any form of “process”) shall have the meaning set out in applicable Data Protection Laws.
ARTICLE II
THE SEPARATION
2.1    Transfer of Assets and Assumption of Liabilities.
(a)    On or prior to the Distribution Date, but in any case prior to the Effective Time, in accordance with the plan and structure set forth on Schedule 2.1(a) (such plan and structure as amended, updated or supplemented from time to time being referred to as the “Plan of Reorganization”) and to the extent not previously effected pursuant to the steps of the Plan of Reorganization that have been completed prior to the date hereof:
(i)    subject to Section 2.5 and Section 2.14 and to the extent permitted by applicable Law, Pentair shall, and shall cause its applicable Subsidiaries to, assign, transfer, contribute, distribute, convey and deliver to nVent Finance or the applicable nVent Designees, and nVent Finance or such nVent Designees shall accept from Pentair and its applicable Subsidiaries, all of Pentair’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all of the nVent Assets (it being understood that if any nVent Asset shall be held by a Transferred Entity or a Subsidiary of a Transferred Entity, such nVent Asset may be assigned, transferred, conveyed, contributed, distributed and delivered to nVent Finance as a result of the transfer of all of the equity interests held by Pentair or its Subsidiaries in such Transferred Entity from Pentair or its applicable Subsidiaries to nVent Finance or its applicable Subsidiaries);
(ii)    subject to Section 2.5 and to the extent permitted by applicable Law, nVent Finance shall, or shall cause an nVent Designee to, accept, assume and agree faithfully to perform, discharge and fulfill all the nVent Liabilities in accordance with their respective terms (it being understood that if any nVent Liability is a liability of a Transferred Entity or a Subsidiary of a Transferred Entity, such nVent Liability may be assumed by nVent Finance or the applicable nVent Designee as a result of the transfer of all of the equity interests held by Pentair or its Subsidiaries in such Transferred Entity from Pentair or the applicable members of the Pentair Group to nVent Finance or the applicable nVent Designee). nVent Finance or such nVent Designee shall be responsible for all nVent Liabilities, regardless of when or where such nVent Liabilities arose or arise, or whether the facts on which they are based occurred prior, or subsequent, to the

Effective Time, regardless of where or against whom such nVent Liabilities are asserted or determined (including any nVent Liabilities arising out of claims made by Pentair’s or nVent’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Pentair Group or the nVent Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from, or alleged to arise from, negligence, recklessness, violation of Law, fraud, misrepresentation or any other cause by any member of the Pentair Group or the nVent Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;
(iii)    subject to Section 2.5 and to the extent permitted by applicable Law, Pentair shall cause the nVent Designees to assign, transfer, contribute, distribute, convey and deliver to certain of Pentair’s Subsidiaries that are designated by Pentair and not nVent Designees, and such Subsidiaries shall accept from the nVent Designees, the nVent Designees’ respective right, title and interest in and to any Pentair Assets specified by Pentair to be so assigned, transferred, conveyed, contributed, distributed and delivered; and
(iv)    subject to Section 2.5 and to the extent permitted by applicable Law, Pentair shall, or shall cause a Subsidiary of Pentair designated by Pentair to, accept, assume and agree faithfully to perform discharge and fulfill all the Pentair Liabilities in accordance with their respective terms. Such Pentair Subsidiaries shall be responsible for all Pentair Liabilities, regardless of when or where such Pentair Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Effective Time, regardless of where or against whom such Pentair Liabilities are asserted or determined (including any such Pentair Liabilities arising out of claims made by Pentair’s or nVent’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Pentair Group or the nVent Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from, or alleged to arise from, negligence, recklessness, violation of Law, fraud, misrepresentation or any other cause by any member of the Pentair Group or the nVent Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.
(b)    In furtherance of the assignment, transfer, contribution, distribution, conveyance and delivery of the nVent Assets and the acceptance, assumption, performance, discharge and fulfillment in accordance with their respective terms of the nVent Liabilities in accordance with Sections 2.1(a)(i) and 2.1(a)(ii), on or before the date that such nVent Assets are assigned, transferred, conveyed, contributed, distributed or delivered or such nVent Liabilities are assumed (i) Pentair shall execute and deliver, and shall, to the extent permitted by applicable Law, cause its applicable Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, contribution, distribution, conveyance and assignment as and to the extent necessary or required in accordance with applicable Law or custom to evidence the transfer, contribution, distribution, conveyance and assignment of all of Pentair’s and its applicable Subsidiaries’ (other than nVent’s Subsidiaries) right, title and interest in and to the nVent Assets to nVent Finance and/or the nVent Designees, and (ii) nVent shall execute and deliver, and shall, to the extent permitted by applicable Law, cause the applicable nVent Designees to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary or required in accordance with applicable Law or custom to evidence the valid and effective assumption of the nVent Liabilities by nVent Finance and the nVent Designees. All of the foregoing documents contemplated by this Section 2.1(b) shall be referred to collectively herein as the “Pentair Transfer Documents.” Further, the Parties shall execute and deliver, and shall, to the extent permitted by applicable Law, cause their applicable Subsidiaries to execute and deliver, any other forms, notarial deeds, instruments or other similar documents necessary pursuant to applicable Law or custom to effect the assignment, transfer, contribution, distribution, conveyance and delivery or assumption of all of the rights and obligations, as applicable, contemplated in the Pentair Transfer Documents (including any necessary notarizations, legalizations or other attestations and execution formalities to the extent required by applicable Law).
(c)    In the event that, in connection with the Separation, any Party (or any member of such Party’s respective Group) shall receive or otherwise possess any Asset or Liability that is allocated to any other Person pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer, or cause to be transferred, such Asset or Liability, as the case may be, to the Person entitled to such Asset or responsible for such Liability, as the case may be and to the extent an Asset comprises Information that constitutes personal data, once the personal data has been transferred to the Person entitled to the Asset, the transferring Party shall cease to use the personal data and, with respect to any copies or extracts of such personal data retained on its filing systems, the transferring Party shall: (i) to the extent it processed such personal data as a data controller, continue to comply with its relevant obligations under applicable Data Protection Laws; or (ii) to the extent it processed such personal data as a data processor on behalf of a receiving Party, it shall comply with the obligations set out in Section 4.05(b) of the Transition Services Agreement (whether or not acting pursuant to the performance of a specific service under the Transition Services Agreement) in circumstances where the receiving Party as a data controller is subject to Data Protection Laws in the European Union and otherwise the transferring Party, take reasonable steps to delete the personal data and all copies and extracts of the personal data unless it is required to retain a copy in accordance with applicable Law. Prior to any such transfer, the Person receiving, possessing or responsible for such Asset or Liability shall be deemed to be holding such Asset or Liability, as the case may be, in trust (or the applicable Law equivalent), subject to, and where recognized by, applicable Law, for any such other Person.
(d)    nVent hereby waives compliance by itself and, to the extent permitted by applicable Law, each and every member of the Pentair Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the nVent Assets to any member of the nVent Group.
(e)    Pentair hereby waives compliance by itself and, to the extent permitted by applicable Law, each and every member of the nVent Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Pentair Assets to any member of the Pentair Group.
2.2    nVent Assets.
(a)    Except as otherwise set forth in the Employee Matters Agreement or the Tax Matters Agreement, for the purposes of this Agreement, “nVent Assets” shall mean (without duplication):
(i)    all Assets that are expressly provided by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be transferred to, or retained by, nVent or any other member of the nVent Group;
(ii)    all the nVent Contracts and all rights, interests or claims of either Pentair or nVent or any of their respective Subsidiaries thereunder and any other rights or claims or contingent rights or claims primarily relating to or arising from any nVent Asset or the Electrical Business;
(iii)    all issued and outstanding capital stock or other equity interests held by Pentair or its Subsidiaries in the Subsidiaries of Pentair that are listed on Schedule

2.2(a)(iii) (such Subsidiaries, the “Transferred Entities”) and all issued and outstanding capital stock or other equity interests held by Pentair or its Subsidiaries in the other entities set forth on Schedule 2.2(a)(iii);
(iv)    all Assets reflected as assets of nVent and its Subsidiaries on the nVent Balance Sheet subject to any (A) dispositions of such Assets subsequent to the date of the nVent Balance Sheet and (B) Assets acquired by or for any member of the nVent Group subsequent to the Balance Sheet Date, which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the nVent Balance Sheet if prepared on a consistent basis; provided that the amounts set forth on the nVent Balance Sheet with respect to any Assets shall not be treated as minimum amounts or limitations on the amount of such Assets that are included in the definition of nVent Assets pursuant to this clause (iv);
(v)    subject to Section 6.3, all rights, interests and claims of either Pentair or nVent or any of their respective Subsidiaries to any nVent Intellectual Property, nVent Software or nVent Technology;
(vi)    all other rights, interests and claims of either Party or any of its Subsidiaries with respect to Information that is primarily related to the nVent Assets, the nVent Liabilities, the Electrical Business or the Transferred Entities and, subject to the provisions of the applicable Ancillary Agreements, a nonexclusive right to all Information that is related to the nVent Assets, the nVent Liabilities, the Electrical Business or the Transferred Entities (but is not primarily related to such matters);
(vii)    subject to, and to the extent provided in, Article V, all rights of any member of the nVent Group under any Shared Policies, including any rights thereunder arising after the Effective Time in respect of any Policies that are occurrence policies;
(viii)    all cash or cash equivalents, including any cash and cash equivalents that are restricted as to withdrawal or usage pursuant to a third party agreement, (%3) held by nVent Finance as of 11:59 p.m., New York City time, on the date preceding the date on which the transfer contemplated by Section 2.13(b) occurred, (%3) received by nVent Finance as the net proceeds of the $200,000,000 senior unsecured term loan made available to nVent Finance under the Credit Facility on April 25, 2018 and (%3) held by any Transferred Entity other than nVent Finance, as of the close of business on March 31, 2018, including any adjustments related to Transferred Entities in China, in each case as set forth on Schedule 2.2(a)(viii) (clauses (A), (B) and (C) together, the “nVent Cash”);
(ix)    any cash or cash equivalents withdrawn from Pentair Accounts in accordance with Section 2.10(e);
(x)    the Assets listed on Schedule 2.2(a)(x); and
(xi)    except as contemplated by Section 2.5(b), all Assets, other than Intellectual Property, Software and Technology, owned and used or held for use immediately prior to the Effective Time by Pentair or any of its Subsidiaries that are used primarily in the Electrical Business. The intention of this clause (xi) is only to rectify any inadvertent omission of transfer or conveyance of any Assets that, had the Parties given specific consideration to such Asset as of the date hereof, would have otherwise been classified as a nVent Asset. No Asset shall be deemed to be a nVent Asset solely as a result of this clause (xi) if such Asset is within the category or type of Asset expressly covered by the terms of this Agreement or an Ancillary Agreement unless the Party claiming entitlement to such Asset can establish that the omission of the transfer or conveyance of such Asset was inadvertent.
Notwithstanding the foregoing, the nVent Assets shall not in any event include the Pentair Assets referred to in Section 2.2(b).
(b)    Except as otherwise set forth in the Employee Matters Agreement or the Tax Matters Agreement, for the purposes of this Agreement, “Pentair Assets” shall mean (without duplication):
(i)    all Assets that are expressly provided by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by, or transferred to, Pentair or any other member of the Pentair Group;
(ii)    any cash or cash equivalents withdrawn from nVent Accounts in accordance with Section 2.10(e);
(iii)    subject to Section 6.2, all rights, interests and claims of either Pentair or nVent or any of their respective Subsidiaries to any Pentair Intellectual Property, Pentair Software or Pentair Technology;
(iv)    all Shared Contracts (other than nVent Assets arising under any Shared Contracts);
(v)    subject to, and to the extent provided in, Article V, all rights of any member of the Pentair Group under any Shared Policies, including any rights thereunder arising before or after the Effective Time in respect of such Policies;
(vi)    the Assets listed on Schedule 2.2(b)(vi); and
(vii)    subject to Section 2.2(a)(xi), all Assets of any members of the Pentair Group that are not nVent Assets.
2.3    nVent Liabilities.
(a)    Except as otherwise set forth in the Employee Matters Agreement or the Tax Matters Agreement, for the purposes of this Agreement, “nVent Liabilities” shall mean (without duplication):
(i)    all Liabilities, including any Environmental Liabilities and any Liability relating to the protection of human and occupational health and safety, the protection or restoration of, or prevention of harm to, the environment or natural resources, to the extent relating to, arising out of or resulting from:
(A)    the operation or ownership of the Electrical Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority));

(B)    the operation or ownership of any business conducted by any member of the nVent Group at any time after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority)); or
(C)    any nVent Assets (including any nVent Contracts and any nVent Assets arising under any Shared Contracts, to the extent related to the Electrical Business, and any real property and leasehold interests) in any such case whether arising before, on or after the Distribution Date;
(ii)    all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be assumed or retained by nVent or any other member of the nVent Group, and all agreements, obligations and Liabilities of any member of the nVent Group under this Agreement or any of the Ancillary Agreements;
(iii)    all Liabilities relating to, arising out of or resulting from the nVent Financing Arrangements;
(iv)    all Liabilities relating to, arising out of or resulting from the operation or conduct of the nVent Discontinued Operations;
(v)    all Liabilities reflected as liabilities or obligations of nVent and its Subsidiaries on the nVent Balance Sheet subject to any (A) discharge of such Liabilities subsequent to the date of the nVent Balance Sheet and (B) Liabilities incurred by or for nVent or any member of the nVent Group subsequent to the Balance Sheet Date, which, had they been so incurred on or before such date, would have been reflected in the nVent Balance Sheet if prepared on a consistent basis; provided that the amounts set forth on the nVent Balance Sheet with respect to any Liabilities shall not be treated as minimum amounts or limitations on the amount of such Liabilities that are included in the definition of nVent Liabilities pursuant to this clause (v);
(vi)    all Liabilities relating to, arising out of or resulting from the Actions listed on Schedule 2.3(a)(vi);
(vii)    all Liabilities relating to, arising out of or resulting from the nVent Indebtedness;
(viii)    all Liabilities arising out of claims made by Pentair’s or nVent’s respective directors, officers, shareholders, employees, agents, Subsidiaries or Affiliates against any member of the Pentair Group or the nVent Group to the extent relating to, arising out of or resulting from the Electrical Business or the other businesses, operations, activities or Liabilities referred to in clauses (i) through (vii) above, inclusive; and
(ix)    the Liabilities listed on Schedule 2.3(a)(ix).
Notwithstanding the foregoing, the nVent Liabilities shall not include the Pentair Liabilities referred to in Section 2.3(b).

(b)    Except as otherwise set forth in the Employee Matters Agreement or the Tax Matters Agreement, for the purposes of this Agreement, “Pentair Liabilities” shall mean (without duplication):
(i)    all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be retained or assumed by Pentair or any other member of the Pentair Group, and all agreements and obligations of any member of the Pentair Group under this Agreement or any of the Ancillary Agreements;
(ii)    all Liabilities of a member of the Pentair Group to the extent relating to, arising out of or resulting from the operation or ownership of any Pentair Assets (other than Liabilities arising under any Shared Contracts to the extent such Liabilities relate to the Electrical Business);
(iii)    all Liabilities relating to, arising out of or resulting from the operation or conduct of the Pentair Discontinued Operations;
(iv)    all Liabilities of any member of the Pentair Group and, prior to the Effective Time, any member of the nVent Group, in each case that are not nVent Liabilities;
(v)    the Liabilities listed on Schedule 2.3(b)(v); and
(vi)    all Liabilities expressly discharged under Section 2.8.
2.4    Transfer of Pentair Assets; Assumption of Pentair Liabilities.
(a)    To the extent any Pentair Asset is transferred or assigned to, or any Pentair Liability is assumed by, a member of the nVent Group upon consummation of the Distribution or is owned or held by a member of the nVent Group after the Effective Time, from and after the Distribution Date:
(i)    nVent shall, and shall, to the extent permitted by applicable Law, cause its applicable Subsidiaries to, promptly assign, transfer, contribute, distribute, convey and deliver to Pentair or certain of its Subsidiaries designated by Pentair, and Pentair or such Subsidiaries shall accept from nVent and its applicable Subsidiaries, all of nVent’s and such Subsidiaries’ respective right, title and interest in and to such Pentair Assets; and
(ii)    Pentair shall, and shall to the extent permitted by applicable Law, cause certain of its Subsidiaries designated by Pentair to promptly accept, assume and agree faithfully to perform, discharge and fulfill all such Pentair Liabilities in accordance with their respective terms.
(b)    In furtherance of the assignment, transfer, contribution, distribution, conveyance and delivery of Pentair Assets and the assumption of Pentair Liabilities set forth in Sections 2.1(a)(iii), 2.1(a)(iv), 2.4(a)(i) and 2.4(a)(ii) and without any additional consideration therefor: (i) nVent shall execute and deliver, and shall, to the extent permitted by applicable Law, cause its applicable Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, contribution, distribution, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of nVent’s and its applicable Subsidiaries’ right, title and interest in and to the Pentair Assets to Pentair and its applicable Subsidiaries, and (ii) Pentair shall execute and deliver, and shall, to the extent permitted by applicable Law, cause its applicable

Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Pentair Liabilities by Pentair and such Subsidiaries. All of the foregoing documents contemplated by this Section 2.4(b) shall be referred to collectively herein as the “nVent Transfer Documents” and, together with the Pentair Transfer Documents, the “Transfer Documents.” In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Transfer Documents or any Ancillary Agreement, the Parties agree, on behalf of themselves and, to the extent permitted by applicable Law, any member of the Pentair Group or nVent Group, as applicable, that the terms of this Agreement will govern with respect to any such conflict or inconsistency (and then only to the extent provided therein). Further, the Parties shall execute and deliver, and shall, to the extent permitted by applicable Law, cause their applicable Subsidiaries to execute and deliver, any other forms, notarial deeds, instruments or other similar documents necessary pursuant to applicable Law to effect the assignment, transfer, conveyance and delivery or assumption of all of the rights and obligations, as applicable, contemplated in the nVent Transfer Documents (including any necessary notarizations, legalizations or other attestations and execution formalities to the extent required by applicable Law).
2.5    Approvals and Notifications.
(a)    To the extent that the transfer or assignment of any Pentair Assets or the assumption of any Pentair Liabilities requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Pentair and nVent, neither Pentair nor nVent shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.
(b)    If and to the extent that the valid, complete and perfected transfer or assignment to the Pentair Group of any Pentair Assets or the assumption by the Pentair Group of any Pentair Liabilities would be a violation of applicable Law, or require any Approval or Notification that has not been obtained or made on or before the Distribution Date, then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Pentair Group of such Pentair Assets or the assumption by the Pentair Group of such Pentair Liabilities, as the case may be, shall, to the extent permitted by applicable Law, be automatically deemed deferred and any such purported transfer, assignment or assumption shall, to the extent permitted by applicable Law, be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Pentair Assets or Pentair Liabilities shall continue to constitute Pentair Assets or Pentair Liabilities for all other purposes of this Agreement.
(c)    If any transfer or assignment of any Pentair Asset or any assumption of any Pentair Liability not intended to be transferred, assigned or assumed hereunder, as the case may be, is consummated on or prior to the Distribution Date whether as a result of the provisions of Section 2.5(b) or for any other reason, then, insofar as reasonably possible and to the extent permitted by applicable Law, the member of the nVent Group holding or owning such Pentair Asset or such Pentair Liability, as the case may be, shall thereafter hold such Pentair Asset or Pentair Liability, as the case may be, for the use and benefit of the member of the Pentair Group entitled thereto (at the expense of the member of the Pentair Group entitled thereto). In addition, the member of the nVent Group retaining such Pentair Asset or such Pentair Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Pentair Asset or Pentair Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Pentair

Group to whom such Pentair Asset is to be transferred or assigned, or which will assume such Pentair Liability, as the case may be, in order to place such member of the Pentair Group in a substantially similar position as if such Pentair Asset or Pentair Liability had not been so transferred, assigned or assumed and so that all the benefits and burdens relating to such Pentair Asset or Pentair Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Pentair Asset or Pentair Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Date to the Pentair Group.
(d)    If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Pentair Asset or the deferral of assumption of any Pentair Liability pursuant to Section 2.5(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Pentair Asset or the assumption of any Pentair Liability have been removed, the transfer or assignment of the applicable Pentair Asset or the assumption of the applicable Pentair Liability, as the case may be, shall, to the extent permitted by applicable Law, be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.
(e)    Any member of the nVent Group retaining a Pentair Asset or Pentair Liability due to the deferral of the transfer or assignment of such Pentair Asset or the deferral of the assumption of such Pentair Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by Pentair or the member of the Pentair Group entitled to the Pentair Asset or Pentair Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Pentair or, to the extent permitted by applicable Law, the member of the Pentair Group entitled to such Pentair Asset or Pentair Liability.
(f)    To the extent that the transfer or assignment of any nVent Asset, the assumption of any nVent Liability, the Separation, or the Distribution requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Pentair and nVent, neither Pentair nor nVent shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.
(g)    If and to the extent that the valid, complete and perfected transfer or assignment to the nVent Group of any nVent Assets or the assumption by the nVent Group of any nVent Liabilities would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Separation or the Distribution that have not been obtained or made on or before the Distribution Date, then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the nVent Group of such nVent Assets or the assumption by the nVent Group of such nVent Liabilities, as the case may be, shall, to the extent permitted by applicable Law, be automatically deemed deferred and any such purported transfer, assignment or assumption shall, to the extent permitted by applicable Law, be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such nVent Assets or nVent Liabilities shall continue to constitute nVent Assets and nVent Liabilities for all other purposes of this Agreement.
(h)    If any transfer or assignment of any nVent Asset or any assumption of any nVent Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Date, whether as a result of the provisions of Section 2.5(g) or for any other reason, then, insofar as reasonably possible, and, to the extent permitted by applicable Law, the member of the Pentair Group retaining such nVent Asset or such nVent Liability, as the case may be, shall thereafter hold such nVent Asset or nVent Liability, as the case may be, for the use and benefit of the member of the nVent Group entitled thereto (at the expense of the member of the nVent Group entitled thereto). In addition, the member of the Pentair Group retaining such nVent Asset or such nVent Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such nVent Asset or nVent Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the nVent Group to whom such nVent Asset is to be transferred or assigned, or which will assume such nVent Liability, as the case may be, in order to place such member of the nVent Group in a substantially similar position as if such nVent Asset or nVent Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such nVent Asset or nVent Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such nVent Asset or nVent Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Date to the nVent Group.
(i)    If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any nVent Asset or the deferral of assumption of any nVent Liability pursuant to Section 2.5(g), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any nVent Asset or the assumption of any nVent Liability have been removed, the transfer or assignment of the applicable nVent Asset or the assumption of the applicable nVent Liability, as the case may be, shall, to the extent permitted by applicable Law, be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.
(j)    Any member of the Pentair Group retaining a nVent Asset or nVent Liability due to the deferral of the transfer or assignment of such nVent Asset or the deferral of the assumption of such nVent Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by nVent or the member of the nVent Group entitled to the nVent Asset or nVent Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by nVent or, to the extent permitted by applicable Law, the member of the nVent Group entitled to such nVent Asset or nVent Liability.
2.6    Novation of nVent Liabilities.
(a)    To the fullest extent permitted by applicable Law, each of Pentair and nVent, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment (including any Approvals or Notifications) required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute nVent Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the nVent Group, so that, in any such case, the members of the nVent Group will be solely responsible for such Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement or any of the Ancillary Agreements, neither Pentair nor nVent shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third Person from whom any such consent, substitution, approval, amendment or release (including any Approvals or Notifications) is requested.
(b)    If Pentair or nVent is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release (including any Approvals or Notifications) and the applicable member of the Pentair Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased nVent Liability”), nVent shall, to the extent permitted and not prohibited by applicable Law, as indemnitor, guarantor, agent, subcontractor or the equivalent under applicable Law for such member of the Pentair Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Pentair Group that constitute Unreleased nVent Liabilities from and after the Distribution Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the Pentair Group. If and when any such consent, substitution, approval, amendment or release (including any Approvals or Notifications) shall be obtained or the Unreleased nVent Liabilities shall otherwise become assignable or able to be novated, Pentair shall promptly assign, or cause, to the extent permitted by applicable Law, to be assigned, and nVent shall, and shall cause, to the extent permitted by applicable Law, the applicable nVent Group member to assume such Unreleased nVent Liabilities without exchange of further consideration.
2.7    Novation of Pentair Liabilities.
(a)    To the fullest extent permitted by applicable Law, each of Pentair and nVent, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment (including any Approvals or Notifications) required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities for which a member of the Pentair Group and a member of the nVent Group are jointly or severally liable and that constitute Pentair Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Pentair Group, so that, in any such case, the members of the Pentair Group will be solely responsible for such Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement or any of the Ancillary Agreements, neither Pentair nor nVent shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third Person from whom any such consent, substitution, approval, amendment or release (including any Approvals or Notifications) is requested.
(b)    If Pentair or nVent is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release (including any Approvals or Notifications) and the applicable member of the nVent Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased Pentair Liability”), Pentair shall, to the extent permitted and not prohibited by applicable Law, as indemnitor, guarantor, agent, subcontractor or equivalent under applicable Law for such member of the nVent Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the nVent Group that constitute Unreleased Pentair Liabilities from and after the Distribution Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the nVent Group. If and when any such consent, substitution, approval, amendment or release (including any Approvals or Notifications) shall be obtained or the Unreleased Pentair Liabilities shall otherwise become assignable or able to be novated, nVent shall promptly assign, or cause, to the extent permitted by applicable Law, to be assigned, and Pentair shall, and shall cause, to the extent permitted by applicable Law, the applicable Pentair Group member to assume, such Unreleased Pentair Liabilities without exchange of further consideration.
2.8    Intercompany Agreements and Arrangements.
(a)    Except as set forth in Section 2.8(b), in furtherance of the releases and other provisions of Section 4.1, nVent shall, and shall cause, to the extent permitted by applicable Law, each member of the nVent Group, on the one hand, and Pentair shall, and shall cause, to the extent permitted by applicable Law, each member of the Pentair Group, on the other hand, to satisfy, settle in full or otherwise cancel, terminate or extinguish (in each case with no further liability or obligation) all agreements, arrangements, commitments or understandings, whether or not in writing, between or among nVent and/or any member of the nVent Group, on the one hand, and Pentair and/or any member of the Pentair Group, on the other hand, or cause, to the extent permitted by applicable Law for the substitution of itself as a party to such agreements, arrangements, commitments or understandings by nVent and/or any member of the nVent Group or Pentair and/or any member of the Pentair Group as the case may be, effective as of the Effective Time. No such satisfied, settled or terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Effective Time. Each Party shall, at the reasonable request of any other Party, take, or, to the extent permitted by applicable Law, cause to be taken such other actions as may be necessary pursuant to applicable Law to effect the foregoing.
(b)    The provisions of Section 2.8(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any of the Parties or any of the members of their respective Groups or to be continued following the Effective Time); (ii) any agreements, arrangements, commitments or understandings to which any Person other than the Parties and their respective Affiliates is a party; (iii) any Intercompany Balances accrued as of the Effective Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.8(c); (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of Pentair or nVent, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); (v) any Shared Contracts; (vi) any agreements, arrangements, commitments or understandings relating to the purchase and sale of products in the ordinary course of business between any member of the nVent Group and any member of the Pentair Group; (vii) the Reorganization Agreements; (viii) any other agreements, arrangements, commitments or understandings that this Agreement or any Ancillary Agreement expressly contemplates will survive past the Effective Time; (ix) any tax consolidation arrangements of any member of the Pentair Group, on one hand, and any member of the nVent Group, on the other hand, as otherwise provided for in the Tax Matters Agreement; and (x) the Intercompany Agreements.
(c)    All Intercompany Balances outstanding as of the date hereof shall, as promptly as practicable after the Effective Time, be repaid, settled or otherwise eliminated by means of cash payments, a dividend, distribution, capital contribution, waiver, a combination of the foregoing or otherwise, as determined by Pentair.
2.9    Treatment of Shared Contracts.
(a)    Without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree or the benefits of any contract, agreement, arrangement, commitment or understanding described in this Section 2.9 are expressly conveyed to the applicable Party pursuant to this Agreement or an Ancillary Agreement, (i) any contract, agreement, arrangement, commitment or understanding that is listed on Schedule 2.9(a) shall, to the extent permitted by applicable Law, be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Date, so that each Party or the members of its respective Group shall, as of the Distribution Date, be entitled to the rights and benefits, and shall, to the extent permitted by applicable Law, assume the related portion of any Liabilities, inuring to its respective businesses, in each case, in accordance with the allocation of benefits and burdens set forth on Schedule 2.9(a), and (ii) (A) any contract, agreement, arrangement, commitment or understanding that is a Pentair Asset or Pentair Liability but, prior to the Effective Time, inured in part to the benefit or burden of any member of the nVent Group (other than any such contract, agreement, arrangement, commitment or understanding covering substantially the same services or arrangements that are covered by a contract, agreement, arrangement, commitment or understanding entered into by a member of the nVent Group in connection with the Separation), and (B) any contract, agreement, arrangement, commitment or understanding that is a nVent Asset or a nVent Liability but, prior to the Effective Time, inured in part to the benefit or burden of any member of the Pentair Group (other than any such contract, agreement, arrangement, commitment or understanding covering substantially the same services or arrangements that are covered by a contract, agreement, arrangement, commitment or understanding entered into by a member of the Pentair Group in connection with the Separation), shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Date, so that each Party or, to the extent permitted by applicable Law, the members of its respective Group shall, as of the Distribution Date, be entitled to the rights and benefits, and shall, to the extent permitted by applicable Law, assume the related portion of any Liabilities, inuring to its respective businesses (any contract, agreement, arrangement, commitment or understanding referred to in clause (i) or (ii) above, a “Shared Contract”); provided, however, that, in the case of each of clause (i) and (ii), (1) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (2) (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the Parties thereto derive from such Shared Contract, then the Parties shall, and shall, to the extent permitted by applicable Law, cause each of their respective Subsidiaries to, take such other reasonable and permissible actions (including by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the nVent Group or the Pentair Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the Electrical Business or the Pentair Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.9, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.9 and (z) the Party to which the benefit of such Shared Contract inures in part shall use commercially reasonable efforts to enter into a separate contract pursuant to which it procures such rights and obligations as are necessary such that it no longer needs to avail itself of the arrangements provided pursuant to this Section 2.9.
(b)    Each of Pentair and nVent shall, and shall, to the extent permitted by applicable Law, cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as Assets owned by, and/or Liabilities of, as applicable, such Party, or its subsidiaries, as applicable, not later than the Distribution Date, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).
(c)    Nothing in this Section 2.9 shall require any member of any Group to make any payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any obligation or grant any concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.9.

2.10    Bank Accounts; Cash Balances.
(a)    Pentair and nVent each agrees to take, or cause, to the extent permitted by applicable Law, the respective members of their respective Groups to take, on the Distribution Date (or such earlier time as Pentair and nVent may agree), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by nVent or any other member of the nVent Group (collectively, the “nVent Accounts”) and all contracts or agreements governing each bank or brokerage account owned by Pentair or any other member of the Pentair Group (collectively, the “Pentair Accounts”) so that each such nVent Account and Pentair Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to any Pentair Account or nVent Account, respectively, is delinked from such Pentair Account or nVent Account, respectively.
(b)    It is intended that, following consummation of the actions contemplated by Section 2.10(a), there will be in place a centralized cash management process pursuant to which the nVent Accounts will be managed centrally and funds collected will be transferred into one (1) or more centralized accounts maintained by nVent.
(c)    It is intended that, following consummation of the actions contemplated by Section 2.10(a), there will continue to be in place a centralized cash management process pursuant to which the Pentair Accounts will be managed centrally and funds collected will be transferred into one (1) or more centralized accounts maintained by Pentair.
(d)    With respect to any outstanding payments initiated by Pentair, nVent or any of their respective Subsidiaries prior to the Effective Time, such outstanding payments shall be honored following the Effective Time by the Person or Group owning the account from which the payment was initiated.
(e)    As between Pentair and nVent (and the members of their respective Groups) all payments made and reimbursements received after the Effective Time by either Party (or member of its Group) that relate to a business, Asset or Liability of the other Party (or member of its Group) shall be held by such Party in trust, subject to, and where recognized by, applicable Law, for the use and benefit of the Party entitled thereto and, promptly following receipt by such Party of any such payment or reimbursement, such Party shall pay over, or shall, to the extent permitted by applicable Law, cause the applicable member of its Group to pay over, to the other Party the amount of such payment or reimbursement without right of set-off.
2.11    Ancillary Agreements. Effective on or prior to the Distribution Date, each of Pentair and nVent will execute and deliver all Ancillary Agreements to which it is a party.
2.12    Disclaimer of Representations and Warranties. EACH OF PENTAIR (ON BEHALF OF ITSELF AND EACH MEMBER OF THE PENTAIR GROUP) AND NVENT (ON BEHALF OF ITSELF AND EACH MEMBER OF THE NVENT GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN ANY REORGANIZATION AGREEMENT OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT, ANY REORGANIZATION AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT, ANY REORGANIZATION AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS, NOTIFICATIONS OR APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE

OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, IN ANY REORGANIZATION AGREEMENT OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, EXCEPT AS OTHERWISE AGREED BY PENTAIR, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.
2.13     nVent Financing Arrangements.
(a)    Prior to or as of the date hereof, nVent, nVent Finance, Pentair, Pentair Investments and Pentair Technical Products entered into the nVent Financing Arrangements. nVent shall, and to the extent permitted by applicable Law, cause its Subsidiaries to take all such reasonable action as Pentair shall request after the date hereof to ensure that nVent and its Subsidiaries, as the case may be, shall be solely and exclusively liable for all obligations under the nVent Financing Arrangements and each of Pentair and any other member of the Pentair Group are, to the fullest extent permitted by applicable Law, released and discharged of all of their obligations thereunder as of the Distribution Date.
(b)    On or prior to the Distribution Date, nVent Finance shall have transferred to Pentair Finance S.à r.l., a société à responsabilité limitée organized under the Laws of the Grand Duchy of Luxembourg, an amount in cash that equals (i) the amount of the nVent Cash less (ii) $50,000,000.
2.14     Transfer of Information. In fulfillment of its obligation to deliver to nVent Finance, or the applicable nVent Designees, Information comprised within the nVent Assets (“nVent Information”) and to enable nVent Finance to carry on the Electrical Business in the manner carried on immediately prior to the Distribution Date, Pentair shall be responsible for separating nVent Information from Pentair Information in accordance with the System Separation Approaches outlined in Part 1 of Schedule 2.14. To the extent full separation of nVent Information and Pentair Information will not be implemented by the Distribution Date, Pentair and nVent Finance shall implement the mitigations outlined in Part 2 of Schedule 2.14 to address the risks associated with such non-separation of high risk systems. Pentair shall deliver the nVent Information to nVent Finance in the same format in which the nVent Information was stored by or on behalf of Pentair, provided it is readable by commercially available Software.
ARTICLE III
THE DISTRIBUTION
3.1    The Distribution.
(a)    Subject to the terms and conditions of this Agreement (including the conditions set out in Section 3.3), Pentair agrees that, on the Distribution Date and with effect from the Effective

Time, it will take all necessary steps to effect the Distribution (including, without limitation, the Contribution).
(b)    nVent agrees that the nVent Ordinary Shares shall be allotted credited as fully paid up and free from any liens, charges and encumbrances whatsoever and shall have the rights described in the Amended and Restated Memorandum and Articles of Association adopted pursuant to Section 3.2(d).
(c)    Notwithstanding any other provision of this Agreement, Pentair shall, in its sole and absolute discretion, determine the Distribution Date and all terms of the Distribution, including, without limitation, the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution and the timing and conditions to the consummation of the Distribution. In addition, Pentair may, at any time and from time to time until the consummation of the Distribution, modify or change the terms of the Distribution, including, without limitation, by accelerating or delaying the timing of the consummation of all or part of the Distribution. For the avoidance of doubt, nothing in the foregoing shall in any way limit Pentair’s right to terminate this Agreement or the Distribution as set forth in Article X or alter the consequences of any such termination from those specified in such Article.
(d)    nVent shall cooperate with Pentair to accomplish the Distribution and shall, at Pentair’s direction, promptly take all actions necessary or desirable to effect the Distribution, including, without limitation, the registration under the Exchange Act of nVent Ordinary Shares on an appropriate registration form or forms to be designated by Pentair. Pentair shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, solicitation and/or exchange agent and financial, legal, accounting and other advisors for Pentair. nVent and Pentair, as the case may be, will provide to the Agent any information required in order to complete the Distribution.
3.2    Actions Prior to the Distribution.
(a)    Pentair and nVent shall prepare and mail (or deliver by electronic means where not prohibited by Law), prior to the Distribution Date, to the holders of Pentair Ordinary Shares, such information concerning nVent, its business, operations and management, the Distribution and such other matters as Pentair shall reasonably determine and as may be required by Law. Pentair and nVent will prepare, and nVent will, to the extent required under applicable Law, file with the SEC any such documentation, including the Form 10 (and any amendments or supplements thereto as may be required by the SEC or federal, state or foreign securities Laws) and any requisite no-action letters which Pentair determines are necessary or desirable to effectuate the Distribution and Pentair and nVent shall each use its commercially reasonable efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable.
(b)    Pentair and nVent shall take all such action as may be necessary or appropriate under the securities or blue sky Laws of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.
(c)    nVent shall prepare and file, and shall use its commercially reasonable efforts to (i) give the NYSE not less than ten (10) days’ advance notice of the Record Date in compliance with Rule 204.21 under the NYSE Listed Company Manual and (ii) have approved, an application for the listing of the nVent Ordinary Shares on the NYSE, subject to official notice of issuance.
(d)    Pentair and nVent shall take all such action as may be necessary or appropriate to provide for the adoption by nVent of the Amended and Restated Memorandum and Articles of Association in such form as may be reasonably determined by Pentair and nVent.

(e)    nVent shall use commercially reasonable efforts in preparing, filing with the SEC and causing to become effective, as soon as reasonably practicable (but in any case prior to the Effective Time), an effective registration statement or amendments thereof which are required in connection with the establishment of, or amendments to, any employee benefit plans of nVent.
(f)    On or prior to the Distribution Date, Pentair shall take all necessary action to cause the nVent Board to include, at the Effective Time, the individuals identified in the Information Statement as directors of nVent.
(g)    On or prior to the Distribution Date, Pentair shall take all necessary action to cause the individuals identified as such in the Information Statement to be officers of nVent as of the Effective Time.
(h)    On or prior to the Distribution Date or as soon thereafter as practicable, (i) Pentair shall cause all its employees and any employees of its Subsidiaries (excluding any employees of any member of the nVent Group) to resign or be removed, effective as of the Effective Time, from all positions as officers or directors of any member of the nVent Group in which they serve, and (ii) nVent shall cause all its employees and any employees of its Subsidiaries to resign, effective as of the Effective Time, from all positions as officers or directors of any members of the Pentair Group in which they serve. No Person shall be required by any Party to resign from any position or office with another Party if such Person is disclosed in the Information Statement as the Person who is to hold such position or office following the Distribution.
(i)    Pentair shall take all such action as may be necessary or appropriate so that, prior to the Distribution, the board of directors of nVent Finance shall meet to consider, and if thought fit, approve: (i) the transfer of its entire issued share capital from Pentair to nVent, conditional only upon the Distribution being effected; and (ii) the updating of all statutory registers to reflect such transfer.
(j)    Pentair shall enter into a distribution agent agreement with the Agent or otherwise provide instructions regarding the Distribution.
(k)    Pentair and nVent shall take all actions as may be necessary to approve the grants or adjusted equity awards by Pentair (in respect of Pentair Ordinary Shares) and nVent (in respect of nVent Ordinary Shares) in connection with the Distribution in order to satisfy the requirements of Rule 16b-3 under the Exchange Act.
(l)    Subject to Section 6.2, nVent shall use commercially reasonable efforts, and shall, to the extent permitted by applicable Law, cause all members of the nVent Group to use commercially reasonable efforts to, remove all references to Pentair and other Pentair-related names listed on Schedule 3.2(l).
3.3    Conditions to Distribution.
(a)    The consummation of the Distribution will be subject to the satisfaction, or waiver by Pentair in its sole and absolute discretion, of the following conditions:
(i)    The continued validity of a private letter ruling received by Pentair from the IRS (the “IRS Ruling”) prior to the date hereof in connection with the transactions contemplated hereby, which shall continue in full force and effect and which shall not be modified or amended in any respect adversely affecting the intended tax-free treatment of the Distribution and certain related transactions.

(ii)    The receipt of a tax opinion from Deloitte Tax LLP, tax counsel to Pentair, dated as of the Distribution Date to be in form and substance satisfactory to Pentair in its sole and absolute discretion, which tax opinion shall rely on the effectiveness of the IRS Ruling, substantially to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Distribution and certain related transactions will qualify for non-recognition of gain or loss to Pentair or its shareholders pursuant to Sections 355 and related provisions of the Code, except to the extent of cash received in lieu of fractional shares.
(iii)    The steps in the Plan of Reorganization shall have been completed in all material respects.
(iv)    The financing contemplated to be obtained in connection with the Separation as described in Section 2.13 shall have been obtained.
(v)    Each of the Ancillary Agreements shall have been duly executed and delivered by the applicable parties thereto.
(vi)    No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the transactions related thereto shall be pending, threatened, issued or in effect.
(vii)    The actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities Laws or blue sky Laws and the rules and regulations thereunder shall have been taken or made, and, where applicable, have become effective or been accepted.
(viii)    All Governmental Approvals necessary to consummate the Separation, the Distribution and the transactions related thereto and to permit the operation of the Electrical Business after the Distribution Date shall have been obtained and be in full force and effect.
(ix)    The Separation and the Distribution shall not violate or result in a breach of applicable Law or any material contract of Pentair or nVent or any of their respective Subsidiaries.
(x)    The approval for listing on the NYSE for the nVent Ordinary Shares to be delivered to the Pentair shareholders in the Distribution shall have been obtained, subject to official notice of issuance.
(xi)    The SEC declaring effective the Form 10, with no order suspending the effectiveness of the Form 10 in effect and no proceedings for such purposes pending before or threatened by the SEC.
(xii)    The Information Statement and such other information concerning nVent, its business, operations and management, the Distribution and such other matters as Pentair shall determine in its sole and absolute discretion and as may otherwise be required by Law shall have been mailed (or delivered by electronic means where not prohibited by Law) to the Qualifying Pentair Shareholders.

(xiii)    The Pentair Board shall have authorized the Distribution, which authorization may be given or withheld at its absolute and sole discretion.
(xiv)    No other events or developments shall exist or shall have occurred that, in the judgment of the Pentair Board, in its sole and absolute discretion, makes it inadvisable to effect the Separation, the Distribution or the transactions related thereto.
(b)    The foregoing conditions are for the sole benefit of Qualifying Pentair Shareholders and shall not give rise to or create any duty on the part of Pentair or the Pentair Board to waive or not waive such conditions or in any way limit Pentair’s right to terminate this Agreement as set forth in Article X or alter the consequences of any such termination from those specified in such Article. Any determination made by the Pentair Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 3.3 shall be conclusive and binding on the Parties.
3.4    Certain Stockholder Matters.
(a)    Subject to Section 3.3, on or prior to the Distribution Date, nVent will deliver to the Agent for the benefit of Qualifying Pentair Shareholders all of the nVent Ordinary Shares to be delivered in the Distribution, and shall, to the extent permitted by applicable Law, cause the transfer agent for the Pentair Ordinary Shares to instruct the Agent to distribute on the Distribution Date the appropriate number of nVent Ordinary Shares to each such holder or designated transferee or transferees of such holder by way of direct registration in book-entry form. nVent will not issue paper stock certificates. The Distribution shall be effective at the Effective Time.
(b)    Subject to Section 3.3, each Qualifying Pentair Shareholder will be entitled to receive in the Distribution a number of whole nVent Ordinary Shares equal to the number of Pentair Ordinary Shares held by such holder on the Record Date multiplied by the Distribution Ratio and rounded down to the nearest whole number, with any residual fractional interest dealt with in accordance with paragraph (c) below.
(c)    No fractional interests in nVent Ordinary Shares will be distributed or credited to book-entry accounts in connection with the Distribution. As soon as practicable after the Distribution Date, nVent shall direct the Agent to determine the fractional interests in nVent Ordinary Shares which would have been allocable to each holder of record or beneficial owner of Pentair Ordinary Shares as of the Record Date had no rounding down occurred as part of the calculation in Section 3.4(b), to aggregate all such fractional interests into whole nVent Ordinary Shares and to sell those whole shares in open market transactions (with the Agent, in its sole and absolute discretion, determining when, how and through which broker-dealer and at what price to make such sales), and to cause to be distributed to each such holder or for the benefit of each such beneficial owner, in lieu of any fractional interest, such holder’s or owner’s ratable share of the proceeds of such sale, after deducting any Taxes required to be withheld and after deducting an amount equal to all brokerage charges, commissions and transfer Taxes attributed to such sale. Neither Pentair nor nVent will be required to guarantee any minimum sale price for the relevant nVent Ordinary Shares. Neither Pentair nor nVent will be required to pay any interest on the proceeds from the sale of such nVent Ordinary Shares.
(d)    Until the nVent Ordinary Shares are delivered in accordance with this Section 3.4 and applicable Law, from and after the Effective Time, nVent will regard the Persons entitled to receive such nVent Ordinary Shares as record holders of nVent Ordinary Shares in accordance with the terms of the Distribution without requiring any action on the part of such Persons. nVent agrees that, subject to any transfers of such shares, from and after the Effective Time (i) each such holder will be entitled to receive all dividends payable on, and exercise voting rights and all other rights and privileges with respect to, the nVent Ordinary Shares then held by such holder, and (ii) each such holder will be entitled, without any action on the part of such holder, to receive evidence of ownership of the nVent Ordinary Shares then held by such holder.
(e)    Immediately following the Effective Time, nVent shall acquire by surrender, for no consideration, the Initial Share Capital (with the exception of the Initial nVent Preferred Share) and, immediately following the issuance of a bonus preferred share (the “Bonus Share”) to the holder of the Initial nVent Preferred Share (such issuance to occur no earlier than a day after the Distribution Date), nVent shall acquire by surrender, for no consideration, the Initial nVent Preferred Share and the Bonus Share.
ARTICLE IV
MUTUAL RELEASES; INDEMNIFICATION
4.1    Release of Pre-Distribution Claims.
(a)    Except as provided in (i) Sections 4.1(c) and 4.1(d) and (ii) any Ancillary Agreement, effective as of the Effective Time, nVent does hereby, for itself and, to the extent permitted by applicable Law, each other member of the nVent Group, their respective Affiliates (other than any member of the Pentair Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the nVent Group (in each case, in their respective capacities as such), remise, release and forever discharge Pentair and the members of the Pentair Group, their respective Affiliates (other than any member of the nVent Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the Pentair Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with (x) the transactions and all other activities to implement the Separation and the Distribution and (y) any nVent Liabilities existing or arising from the insurance policies written by nVent Insurance Company.
(b)    Except as provided in (i) Sections 4.1(c) and 4.1(d) and (ii) any Ancillary Agreement, effective as of the Effective Time, Pentair does hereby, for itself and, to the extent permitted by applicable Law, each other member of the Pentair Group, their respective Affiliates (other than any member of the nVent Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the Pentair Group (in each case, in their respective capacities as such), remise, release and forever discharge nVent, the respective members of the nVent Group, their respective Affiliates (other than any member of the Pentair Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the nVent Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with (x) the transactions and all other activities to implement the Separation and the Distribution and (y) any Pentair Liabilities existing or arising from the insurance policies written by Penwald Insurance Company and other in-force Policies maintained by the Pentair Group.
(c)    Nothing contained in Section 4.1(a) or (b) shall impair or otherwise affect any right of either Party or their respective Subsidiaries to enforce this Agreement, any Ancillary Agreement or any agreements, arrangements, commitments or understandings that are specified in Section 2.8(b) or the applicable Schedules thereto not to terminate as of the Effective Time, in each case in accordance with its terms. Nothing contained in Section 4.1(a) or (b) shall release any Person from:
(i)    any Liability provided in or resulting from any agreement among any members of the Pentair Group or the nVent Group that is specified in Section 2.8(b) or the applicable Schedules thereto as not to terminate as of the Effective Time, or any other Liability specified in such Section 2.8(b) as not to terminate as of the Effective Time;
(ii)    any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;
(iii)    any Liability for the sale, lease or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Effective Time;
(iv)    any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;
(v)    any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement, any Ancillary Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of the Ancillary Agreements;
(vi)    any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1;
(vii)    any Liability provided in or resulting from any other contract, agreement or understanding that is entered into after the Effective Time by either Party (and/or a member of that Party’s Group) on the one hand and the other Party (and/or a member of such other Party’s Group) on the other hand;
(viii)    any Liability for amounts for claims that are (A) in excess of applicable insurance coverage available under any in-force Policies or (B) denied by the applicable insurer or insurers; or
(ix)    any Liability for acts of fraud.
In addition, nothing contained in Section 4.1(a) shall release any member of the Pentair Group from honoring its existing obligations to indemnify any director, officer or employee of nVent who was a director, officer or employee of any member of the Pentair Group on or prior to the Distribution Date, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to then-existing obligations; it being understood that, if the underlying obligation giving rise to such Action is a nVent Liability, nVent shall indemnify, or procure from a Subsidiary the effective indemnification of, Pentair for such Liability (including Pentair’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.
(d)    Nothing contained in Section 4.1(a) or Section 4.1(b) shall release any Person from Liability resulting from any breach of the Data Protection Laws caused by that Person acting as a data processor on behalf of the other Person as data controller.
(e)    nVent shall not make, and shall not, to the extent permitted by applicable Law, permit any member of the nVent Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Pentair or any other member of the Pentair Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). Pentair shall not make, and shall not, to the extent permitted by applicable Law, permit any member of the Pentair Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against nVent or any other member of the nVent Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b).
(f)    It is the intent of each of Pentair and nVent, by virtue of the provisions of this Section 4.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Distribution Date, between or among nVent or any other member of the nVent Group, on the one hand, and Pentair or any other member of the Pentair Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 4.1(c). At any time, at the request of any other Party, each Party shall, to the extent permitted by applicable Law, cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.
(g)    Any breach of the provisions of this Section 4.1 by either Pentair or nVent shall entitle the other Party to recover reasonable fees and expenses of counsel in connection with such breach or any Action resulting from such breach.
(h)    Notwithstanding the foregoing, this Section 4.1 shall not apply to any Liabilities arising as a result of any member of the Pentair Group, on one hand, and any member of the nVent Group, on the other hand, having been members of the same consolidation for the purposes of non-U.S. Taxes, which Liabilities shall be dealt with pursuant to the terms and conditions of the Tax Matters Agreement.
4.2    Indemnification by nVent. Except as provided in Section 4.4, nVent shall, and shall, to the extent permitted by applicable Law, cause the other members of the nVent Group to, indemnify, defend and hold harmless Pentair, each member of the Pentair Group and each of their respective directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Pentair Indemnitees”), from and against all Liabilities of the Pentair Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):
(a)    the failure of nVent or any other member of the nVent Group or any other Person to pay, perform or otherwise promptly discharge any nVent Liabilities or nVent Contract in accordance with their respective terms, whether prior to, on or after the Distribution Date;

(b)    the Electrical Business (except to the extent it relates to a Pentair Liability and other than the conduct of business operations or activities for the benefit of the Pentair Group pursuant to any Ancillary Agreement), any nVent Liability or any nVent Contract;
(c)    any breach by nVent or any other member of the nVent Group of this Agreement or any of the Ancillary Agreements; and
(d)    any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10, the Information Statement, the preliminary or final offering memorandum with respect to the Senior Notes or any other Disclosure Document, in each case, as amended or supplemented.
4.3     Indemnification by Pentair. Pentair shall, and shall, to the extent permitted by applicable Law, cause the other members of the Pentair Group to, indemnify, defend and hold harmless nVent, each member of the nVent Group and each of their respective directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “nVent Indemnitees”), from and against all Liabilities of the nVent Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):
(a)    the failure of Pentair or any other member of the Pentair Group or any other Person to pay, perform or otherwise promptly discharge any Pentair Liabilities or Pentair Contract in accordance with their respective terms, whether prior to, on or after the Distribution Date;
(b)    the Pentair Business (except to the extent it relates to a nVent Liability and other than the conduct of business, operations or activities for the benefit of the nVent Group pursuant to any Ancillary Agreement), any Pentair Liability or any Pentair Contract; and
(c)    any breach by Pentair or any other member of the Pentair Group of this Agreement or any of the Ancillary Agreements.
4.4    Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
(a)    The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds. Accordingly, the amount which any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds had been received, realized or recovered before the Indemnity Payment was made.
(b)    An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Nothing contained in this Agreement or any Ancillary Agreement shall obligate any member of any Group to seek to collect or recover any Insurance Proceeds.

(c)    The Parties intend that any indemnification or reimbursement payment in respect of a Liability pursuant to this Article IV or Article V shall be (i) reduced by the Tax Benefit (as defined in the Tax Matters Agreement), if any, realized by such indemnified or reimbursed Person as a result of the matters giving rise to such payment and (ii) increased so that the amount of such payment, reduced by the amount of all Income Taxes (as defined in the Tax Matters Agreement) payable with respect to the receipt thereof (but taking into account, for the avoidance of doubt, all correlative Tax Benefit resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Person receiving such payment would otherwise be entitled to receive pursuant to this Agreement.
4.5    Procedures for Indemnification of Third-Party Claims.
(a)    If an Indemnitee shall receive notice by a Person (including any Governmental Authority) who is not a member of the Pentair Group or the nVent Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as promptly as practicable (and no later than thirty (30) days or sooner, if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).
(b)    An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise), at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third-Party Claim. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel (at the sole cost and expense of the Indemnitee) and to be apprised of or updated with respect to (but not control or participate in) the defense, compromise or settlement thereof.
(c)    If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 4.5(b), such Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party.
(d)    Unless the Indemnifying Party has failed to assume the defense of the Third-Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise or attempt to settle or compromise, any Third-Party Claim without the consent of the Indemnifying Party, except for any portion of Liabilities not related to any reservations or exceptions made by the Indemnifying Party.
(e)    In the case of a Third-Party Claim, no Indemnifying Party shall attempt to consent or consent to entry of any judgment or attempt to enter into or enter into any settlement of the Third-Party Claim without the consent, which shall not be unreasonably withheld, of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly against any Indemnitee.
(f)    For the avoidance of doubt, the provisions of this Article IV shall apply to Third-Party Claims that have already been asserted as well as Third-Party Claims asserted after the date hereof, and there shall be no requirement under this Section 4.5 to give notice with respect to any Third-Party Claims that have already been asserted as of the Effective Time.
4.6    Additional Matters.
(a)    Indemnification payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification under this Article IV shall be paid by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity agreements contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder and (iii) any termination of this Agreement.
(b)    Any claim on account of a Liability which does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements.
(c)    In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
(d)    In the event of an Action in which the Indemnifying Party is not a named defendant, if the Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.
(e)    For all claims as to which indemnification or contribution is provided under this Article IV, other than Third-Party Claims (as to which Section 4.5 shall apply), the reasonable fees and expenses of counsel to the Indemnitee for the enforcement of the indemnity obligations shall be borne by the Indemnifying Party.

(f)    Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any nVent Liabilities by nVent or a member of the nVent Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Pentair Liabilities by Pentair or a member of the Pentair Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason or (c) the provisions of this Article IV are void or unenforceable for any reason.
4.7    Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and, subject to the provisions of Article VIII, shall not preclude assertion by any Indemnitee of any other rights or the seeking of all other remedies against any Indemnifying Party.
4.8    Survival of Indemnities. The rights and obligations of each of Pentair and nVent and their respective Indemnitees under this Article IV shall survive the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.
4.9    Guarantees, Letters of Credit or Other Obligations. In furtherance of, and not in limitation of, the obligations set forth in Section 2.6 and this Article IV:
(a)    Except as otherwise specified in any Ancillary Agreement, on or prior to the Distribution Date or as soon as practicable thereafter, (i) Pentair shall (with the reasonable cooperation of the applicable member of the nVent Group) use commercially reasonable efforts to have any member of the nVent Group removed as guarantor of or obligor for any Pentair Liability to the fullest extent permitted by applicable Law to the extent that they relate to Pentair Liabilities and (ii) nVent shall (with the reasonable cooperation of the applicable member of the Pentair Group) use commercially reasonable efforts to have any member of the Pentair Group removed as guarantor of or obligor for any nVent Liability, to the fullest extent permitted by applicable Law to the extent that they relate to nVent Liabilities.
(b)    On or prior to the Distribution Date, to the extent required to obtain a release from a guarantee, indemnification obligation, letter of credit reimbursement obligation, surety bond, or other credit support agreement, arrangement, commitment or understanding, including the guarantees listed on Schedule 4.9(b), (i) of any member of the Pentair Group, nVent shall execute a guarantee agreement in the form of the existing guarantee or letter of credit, as applicable, or such other form as is agreed to by the relevant parties to such guarantee agreement or letter of credit, except to the extent that such existing guarantee or letter of credit contains representations, covenants or other terms or provisions either (1) with which nVent would be reasonably unable to comply or (2) which would be reasonably expected to be breached or (ii) of any member of the nVent Group, Pentair shall execute a guarantee agreement in the form of the existing guarantee or letter of credit, as applicable, or such other form as is agreed to by the relevant parties to such guarantee agreement or letter of credit, except to the extent that such existing guarantee or letter of credit contains representations, covenants or other terms or provisions either (y) with which Pentair would be reasonably unable to comply or (z) which would be reasonably expected to be breached.
(c)    If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in Section 4.9(a) or Section 4.9(b), (i) nVent shall, and shall, to the extent permitted by applicable Law, cause the other members of the nVent Group to, indemnify, defend and hold harmless each of the Pentair Indemnitees for any Liability arising from or relating to such guarantee, indemnification obligation, letter of credit reimbursement obligation, surety bond, or other credit support agreement, arrangement, commitment or understanding and shall, as agent or subcontractor for the applicable Pentair Group guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) nVent shall not, and shall, to the extent permitted by applicable Law, cause the other members of the nVent Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the Pentair Group is or may be liable unless all obligations of the members of the Pentair Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Pentair in its sole and absolute discretion, (iii) Pentair shall, and shall, to the extent permitted by applicable Law, cause the other members of the Pentair Group to, indemnify, defend and hold harmless each of the nVent Indemnitees for any Liability arising from or relating to such guarantee, indemnification obligation, letter of credit reimbursement obligation, surety bond, or other credit support agreement, arrangement, commitment or understanding and shall, as agent or subcontractor for the applicable nVent Group guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, and (iv) Pentair shall not, and shall, to the extent permitted by applicable Law, cause the other members of the Pentair Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third person, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the nVent Group is or may be liable unless all obligations of the members of the nVent Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to nVent in its sole and absolute discretion.
4.10     Taxes. The provisions of Sections 4.2 through 4.9 shall not apply with respect to Taxes or Tax matters (including the control of Tax related proceedings), which shall be governed by the Tax Matters Agreement. In the case of any conflict between this Agreement and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement shall control. The provisions of Sections 4.2 through 4.9 shall not apply (except as expressly set forth in the Transition Services Agreement or Employee Matters Agreement) with respect to the representations, warranties, covenants and agreements set forth in the Transition Services Agreement or Employee Matters Agreement, which shall be governed by the Transition Services Agreement or Employee Matters Agreement, as applicable. In the case of any conflict between this Agreement and either the Tax Matters Agreement or the Employee Matters Agreement in relation to any matters related to Taxes, the Tax Matters Agreement or the Employee Matters Agreement, as applicable, shall prevail.
ARTICLE V
INSURANCE
5.1    Cooperation. Pentair and nVent agree to use their respective commercially reasonable efforts to cooperate in good faith to arrange insurance coverage for nVent to be effective no later than the Effective Time. In no event shall Pentair, any other member of the Pentair Group or any Pentair Indemnitee have any liability or obligation whatsoever to any member of the nVent Group in the event that any insurance policy or other contract or policy of insurance shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the nVent Group for any reason whatsoever or shall not be renewed or extended beyond the current expiration date. Pentair and nVent further agree to use their respective commercially reasonable efforts to cooperate with each other and the other members of their respective Groups with respect to the various insurance matters contemplated by this Agreement and to provide assistance in accessing coverage under any Shared Policy in a manner contemplated by this Agreement. For the avoidance of doubt, nothing in this Article V shall alter (a) the allocation of Liabilities set forth in Section 2.3, (b) the definition(s) of “nVent Liabilities” and/or “Pentair Liabilities” set forth in Section 2.3 or (c) any of the rights or obligations of the Parties set forth in Article IV.

5.2    Policies and Rights Included Within Assets.
(a)    The nVent Assets shall include all rights of an insured party under each of the Shared Policies, subject to the terms of such Shared Policies and any limitations or obligations of nVent contemplated by this Article V, specifically including rights of indemnity and the right to be defended in accordance with the terms and conditions of the relevant Shared Policies, with respect to all actual, contingent or alleged wrongful acts, occurrences, events, Actions, proceedings, injuries, Losses, Liabilities, damages and expenses which occurred or are alleged to have occurred, in whole or in part, or were incurred or claimed to have been incurred prior to the Effective Time by any Party in connection with the conduct of the Electrical Business, and which actual or alleged wrongful acts, occurrences, events, Actions, proceedings, injuries, Losses, Liabilities, damages and expenses may arise out of an insured or insurable occurrence or wrongful act under one or more of such Shared Policies; provided, however, that nothing in this clause shall be deemed to constitute (or to reflect) an assignment of such Shared Policies, or any of them, to nVent. Notwithstanding the foregoing, with regard to the nVent Assets in respect of any claims made Policy that is not put into run-off as further described below in Section 5.3, nothing in this Agreement is intended to provide coverage for alleged wrongful acts, occurrences, events, Actions, proceedings, injuries, Losses, Liabilities, damages and expenses which occurred or are alleged to have occurred, in whole or in part, prior to the Effective Time and are covered under a claims made policy form, that were not reported to Pentair’s Director of Risk Management prior to the Effective Time.
(b)    The Pentair Assets shall include all rights of an insured party under each of the Shared Policies, subject to the terms of such Shared Policies and any limitations or obligations of Pentair contemplated by this Article V, specifically including rights of indemnity and the right to be defended in accordance with the terms and conditions of the relevant Shared Policy, with respect to all actual, contingent or alleged wrongful acts, occurrences, events, Actions, proceedings, injuries, Losses, Liabilities, damages and expenses which occurred or are alleged to have occurred, in whole or in part, or were incurred or claimed to have been incurred prior to the Effective Time by any Party in connection with the conduct of the Pentair Business, and which actual or alleged wrongful acts, occurrences, events, Actions, proceedings, injuries, Losses, Liabilities, damages and expenses may arise out of an insured or insurable occurrence or wrongful act under one or more of such Shared Policies.
5.3    Claims Made Tail Policies.
(a)    The claims made tail policies provided for in this Section 5.3 will solely provide coverage for any claim arising from any wrongful act actually or allegedly occurring, in whole or in part, prior to the Effective Time.
(b)    Subject to prevailing market conditions and underwriting, Pentair shall purchase directors and officers liability insurance extended reporting period/tail insurance coverage having total limits of $125 million, consisting of $90 million of traditional Side A/B/C coverage and $35 million of Side A DIC coverage and having a “tail” period incepting at the Effective Time, or the expiration date of the current Pentair directors and officers liability insurance Policies, as determined by Pentair, in its sole discretion, and ending on a date that is six (6) years after the Effective Time (“D&O Tail Policies”). The premium for the D&O Tail Policies shall be pre-paid for the full six-year term of the D&O Tail Policies. Such D&O Tail Policies shall cover Pentair and nVent and the insured persons thereof and shall have material terms and conditions no less favorable than those contained in the Policies comprising the Pentair directors and officers liability insurance program incepting on September 28, 2017, except for the policy period, limits of liability, premium and provisions excluding coverage for wrongful acts, errors or omissions, post-dating the Effective Time. Pentair (i) shall provide nVent with copies of the D&O Tail

Policies within a reasonable time after such Policies are issued and (ii) shall not permit cancellation of, any such Policies.
(c)    Subject to prevailing market conditions and underwriting, Pentair shall purchase fiduciary liability insurance extended reporting period/tail insurance coverage having total limits of $30 million and having a “tail” period incepting at the Effective Time, or the expiration date of the current Pentair fiduciary liability insurance Policies, as determined by Pentair, in its sole discretion, and ending on a date that is six (6) years after the Effective Time (“Fiduciary Tail Policies”). The premium for the Fiduciary Tail Policies shall be pre-paid for the full six-year term of the Fiduciary Tail Policies. Such Fiduciary Tail Policies shall cover Pentair and nVent and the insured persons thereof and shall have material terms and conditions no less favorable than those contained in the Policies comprising the Pentair fiduciary liability insurance program incepting on September 28, 2017, except for the policy period, limits of liability, premium and provisions excluding coverage for wrongful acts, errors or omissions, post-dating the Effective Time. Pentair shall (i) provide nVent with copies of the Fiduciary Tail Policies within a reasonable time after such Policies are issued and (ii) not permit cancellation of, any such Policies.
(d)    Subject to prevailing market conditions and underwriting, to the extent that Pentair is unable prior to the Effective Time to obtain any of the Policies as provided for in paragraphs (b) or (c) of this Section 5.3, then, with respect to suits or claims based on wrongful acts, errors or omissions on or before the Effective Time, Pentair shall use commercially reasonable efforts to secure alternative insurance arrangements on the applicable standalone insurance policies for nVent to provide benefits on terms and conditions (including policy limits) in favor of nVent and the insured persons thereof no less favorable than the benefits (including policy limits) that were to be afforded by the policies described in paragraphs (b) or (c) of this Section 5.3. With respect to such alternative insurance arrangements, Pentair and nVent shall be responsible for their own costs under their applicable standalone insurance policies. Pentair shall not under any circumstances purchase any such alternative coverage containing an exclusion for suits or claims based on wrongful acts, errors or omissions up to and including the Effective Time to the extent such exclusion would preclude coverage for nVent and/or the insured persons thereof, but would not preclude coverage for Pentair and/or the insured persons thereof.
5.4    Occurrence Based Policies.
(a)    nVent shall promptly pay all invoices presented for coverage relating to the Electrical Business under the Shared Policies during the term of such Shared Policies.
(b)    With respect to all occurrence based Shared Policies, for Actions relating to the Electrical Business that are filed or made based upon occurrences that occurred or are alleged to have occurred in whole or in part prior to the Effective Time, nVent shall be responsible for bearing the full amount of the deductible, self-insured retention and/or any claims, costs and expenses that are not covered under such insurance policies, including that portion of any premium adjustments, tax, assessment or similar regulatory surcharges that relates to claims based on occurrences that predate the Effective Time.
(c)    Notwithstanding anything herein to the contrary, the terms, conditions and procedures set forth by Pentair or in the various Shared Policies that are in effect as of the Distribution Date and pursuant to which Pentair and its Subsidiaries are insured parties, which address, among other things, (i) how claims and suits under the Shared Policies will be administered, paid, accounted for, and the level of input each Party will have in claim settlements, (ii) access to Shared Policies claim data and (iii) dispute resolution, are incorporated hereby by reference.

5.5    Administration; Other Matters.
(a)    Administration of Shared Policies. Except as otherwise provided in this Article V, from and after the Effective Time, Pentair shall have responsibility for and shall have the exclusive right to control (i) Insurance Administration of the Shared Policies, (ii) subject to this Section 5.5, Claims Administration under the Shared Policies and (iii) Claims Administration under the Shared Policies with respect to nVent Liabilities, in each case, in accordance with the procedures set forth in Schedule 5.5(a); provided, that the retention of such responsibilities by Pentair is in no way intended to limit, inhibit or preclude any right to insurance coverage for any Insured Claim of an insured under such Policies as contemplated by the terms of this Agreement; provided, further, that Pentair’s retention of the administrative responsibilities for the Shared Policies shall not relieve the Party submitting any Insured Claim of the primary responsibility for reporting such Insured Claim accurately, completely and in a timely manner or of such Party’s authority to settle any such Insured Claim within any period or amount permitted or required by the relevant Policy; provided, further, that notwithstanding the foregoing, with respect to nVent Liabilities, nVent shall have responsibility for reporting to Pentair any Losses or claims which may cause any applicable limits of any Shared Policy to be exceeded and Pentair shall have responsibility for reporting such Losses or claims to excess insurance carriers. Pentair may discharge its administrative responsibilities under this Section 5.5 by contracting for the provision of services by independent parties. Each of the applicable Parties shall pay any costs relating to defending its respective Insured Claims under Shared Policies to the extent such costs (including defense, out-of-pocket expenses, and direct and indirect costs of employees or agents of Pentair related to Claims Administration and Insurance Administration) are not covered under such Policies. Pentair shall be responsible for obtaining releases upon settlement of Insured Claims under Shared Policies and each of the Parties shall be responsible for reviewing the appropriateness of such releases upon settlement of their respective Insured Claims under Shared Policies. Pentair shall retain the exclusive right to amend, modify or waive any rights under the Shared Policies, notwithstanding whether any such Shared Policies apply to any nVent Liabilities and/or claims nVent has made or could make in the future, and no member of the nVent Group shall, without the prior written consent of Pentair, erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with any insurer with respect to any of the Shared Policies, or amend, modify or waive any rights under any such Shared Policies; provided that to the extent any such amendment, modification or waiver adversely affects the rights of any member of the nVent Group with respect to coverage for any nVent Liabilities and/or claims nVent has made, then Pentair shall use its commercially reasonable efforts to provide advance written notice of any such amendment, modification or waiver to nVent. nVent shall cooperate with Pentair and share such information at nVent’s cost as is reasonably necessary in order to permit Pentair to manage and conduct its insurance matters or carry out its responsibilities under this Section 5.5 as reasonbly appropriate. Such cooperation shall include reasonable access to any member of the nVent Group’s (i) product engineers and other personnel and (ii) documents, documentation and records, when, and as necessary, for consultation relative to any Action. Such access shall include, without limitation, access for the purpose of reviewing and preparing claims and litigation reports, providing written analyses and consultation relative to product design and construction and serving and testifying as witnesses relative to claims and litigation arising from or based upon any Action. Except as set forth in Section 5.3, neither Pentair nor any of its Affiliates shall have any obligation to secure extended reporting for any claims under any of Pentair’s or its Affiliates’ liability Policies for any acts or omissions by any member of the nVent Group incurred prior to the Effective Time. To the extent reasonably practicable, Pentair will notify nVent at least thirty (30) days prior to terminating or finalizing any buy-back of any rights under any Shared Policy with respect to which nVent has asserted a claim or given written notice to Pentair that it proposes to submit a claim.
(b)    Exceeding Policy Limits. Where nVent Liabilities are specifically covered under a Shared Policy for occurrences, acts or events prior to the Effective Time, then nVent may claim coverage for Insured Claims under such Shared Policy as and to the extent that such insurance is available up to the full extent of the applicable limits of liability of such Shared Policy (and may receive any Insurance Proceeds with respect thereto as contemplated by Section 5.3, Section 5.4 or Section 5.5(c)), subject to the terms of this Section 5.5. Except as set forth in this Section 5.5, Pentair and nVent shall not be liable to one another for claims not reimbursed by insurers for any reason not within the control of Pentair or nVent, as the case may be, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of an insurance carrier, Shared Policy limitations or restrictions, any coverage disputes, any failure to timely claim by Pentair or nVent or any defect in such claim or its processing. For the avoidance of doubt, with respect to the nVent Liabilities, nVent shall exclusively bear (and neither Pentair nor any member of the Pentair Group shall have any obligation to repay or reimburse nVent or members of the nVent Group for) and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by nVent or any member of the nVent Group under the Shared Policies as provided for in this Article V. nVent and members of the nVent Group shall indemnify, hold harmless and reimburse Pentair and members of the Pentair Group for any coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, fees and expenses incurred by Pentair or members of the Pentair Group to the extent resulting from any such access to, or any claims made by nVent or members of the nVent Group under, any Shared Policy insurance provided pursuant to this Article V, including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim-handling fees, whether such claims are made by nVent, its employees or third Persons. It is expressly understood that the foregoing shall not limit any Party’s liability to the other Party for indemnification pursuant to Article IV.
(c)    Allocation of Insurance Proceeds. Except as otherwise provided in this Article V, Insurance Proceeds received with respect to suits, occurrences, claims, costs and expenses covered under the Shared Policies shall be paid to, or on behalf of, Pentair with respect to Pentair Liabilities and to, or on behalf of, nVent with respect to nVent Liabilities. In the event that the aggregate limits on any Shared Policies are exhausted by the payment of Insured Claims by the relevant parties, such parties agree to allocate the Insurance Proceeds received thereunder based upon their respective percentage of the total insured claim or claims which were covered under such Shared Policy (their “allocable portion of Insurance Proceeds”), and any Party who has received Insurance Proceeds in excess of such Party’s allocable portion of Insurance Proceeds shall pay to the other Party the appropriate amount so that each Party will have received its allocable portion of Insurance Proceeds. Each of the Parties agrees to use their respective commercially reasonable efforts to maximize available coverage under those Shared Policies applicable to it for the benefit of both Parties, and to take all commercially reasonable steps to recover from all other responsible parties (except the other Party hereto) in respect of an Insured Claim to the extent coverage limits under a Shared Policy have been exceeded or would be exceeded as a result of such Insured Claim.
(d)    Allocation of Aggregate Deductibles or Self-Insured Retentions. In the event that both Parties have insured claims under any Shared Policy for which an aggregate deductible or self-insured retention is payable, the Parties agree that the aggregate amount of the total deductible or self-insured retention paid shall be borne by the Parties in the same proportion to which the Insurance Proceeds received by each such Party bears to the total Insurance Proceeds received under the applicable Shared Policy (their “allocable share of the deductible or self-insured retention”), and any Party who has paid more than its allocable share of the deductible or self-insured retention shall be entitled to receive from the other Party an appropriate amount such that each Party will only have to bear its allocable share of the deductible or self-insured retention.
5.6     Agreement for Waiver of Conflict and Shared Defense. In the event that Insured Claims of more than one of the Parties exist relating to the same occurrence, the relevant Party (on behalf of itself and the other members of its respective Group) shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense. Nothing in this Article V shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.
ARTICLE VI
CERTAIN OTHER MATTERS
6.1     Late Payments. Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within thirty (30) days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Libor Rate plus five percent (5%).
6.2    Grant of License for Pentair Name.
(a)    Subject to the terms, conditions and limitations contained herein, Pentair, on its own behalf and, to the extent permitted by applicable Law, on behalf of the other members of the Pentair Group, hereby grants to the members of the nVent Group listed on Schedule 6.2, a non-exclusive, non-transferable, worldwide, irrevocable, royalty-free license to use the name “Pentair” in connection with the continued operation of the Electrical Business in a manner consistent with Pentair’s use of the “Pentair” name in the Electrical Business prior to the Effective Time (without right of sublicense, other than to its distributors, representatives, resellers, contractors, service providers, contract manufacturers, customers and end-users, in connection with the continued operation of the Electrical Business), to (i) display the name “Pentair” in their respective legal names for six (6) months after the Effective Time, except as set forth on Schedule 6.2, (ii) display the name “Pentair” on any signage in existence at the Effective Time for six (6) months after the Effective Time, (iii) use the name “Pentair” on any websites or social media websites in existence at the Effective Time for eighteen (18) months after the Effective Time, (iv) use the name “Pentair” on any item of (A) inventory in existence at the Effective Time that bears the “Pentair” name until the earlier of (1) the time at which such inventory is exhausted or (2) twenty-four (24) months after the Effective Time, (B) tooling that bears the “Pentair” name in existence at the Effective Time (the “Existing Tooling”) until the time at which it becomes necessary for the nVent Group to replace the Existing Tooling in the ordinary course of business consistent with past practice, at which time the nVent Group shall replace the Existing Tooling with tooling that does not bear the “Pentair” name and (C) inventory produced using the Existing Tooling until the time at which such inventory is exhausted, (v) use the name “Pentair” on business cards, stationery, packaging, letterhead, invoice forms, advertising, marketing and promotional materials, brochures, catalogs, supplies, inventory and other documents and materials containing or bearing the “Pentair” name in existence at the Effective Time, in each case, until the earlier of (A) the time at which such materials are exhausted or (B) twelve (12) months after the Effective Time, (vi) use the name “Pentair” in connection with product certifications with third party entities in existence at the Effective Time, including Underwriter Laboratories, Inc., for twenty-four (24) months after the Effective Time, (vii) use the name “Pentair” for related incidental purposes (e.g., in payroll checks, regulatory filings and bank accounts) for twelve (12) months after the Effective Time and (viii) display the name “Pentair” on fleet vehicles for one (1) month after the Effective Time.
(b)    Notwithstanding the foregoing, after the Effective Time (i) to the extent permitted by applicable Law, nVent shall not permit any member of the nVent Group to represent or hold themselves out as representing Pentair or any member of the Pentair Group, (ii) Pentair shall have the right to require the nVent Group to take such reasonable action as Pentair deems reasonably necessary to maintain appropriate quality control of the products and services of any member of the nVent Group that uses the “Pentair” name, (iii) nVent shall indemnify and hold harmless Pentair and its Affiliates from any Losses incurred by Pentair or its Affiliates as a result of any breaches of clauses (i) or (ii) of this Section 6.2(b) and (iv) any and all goodwill arising solely out of the nVent Group’s use of the “Pentair” name as permitted in this Section 6.2 shall inure solely to Pentair’s benefit. Notwithstanding anything in this Agreement to the contrary, and for the avoidance of doubt, nothing in this Agreement shall be construed as restricting or limiting nVent or any of its Affiliates (including, after the Effective Time, the nVent Group) from using or referencing the “Pentair” name (A) in any materials or documents to indicate Pentair’s historical or factual relationship to the nVent Group, (B) in a manner that would constitute “fair use” under applicable Law if such use were made by any other Persons or (C) on any documents, such as drawings, diagrams and manuals created prior to the Effective Time, that are used for internal purposes only and not disseminated to third parties.
(c)    No earlier than five (5) days after the completion of each transition period as set forth in clauses (i) through (vii) of Section 6.2(a), Pentair shall have the option to request in writing a written report from nVent (the “End-of-Use Report”), which confirms that the use of the name “Pentair” by every member of the nVent Group has ceased with respect to the corresponding materials described in clauses (i) through (vii) of Section 6.2(a). In the event that nVent fails to timely deliver any End-of-Use Report within thirty (30) days after receiving such request, Pentair shall have the right to inspect any plants, facilities, goods or other products of the nVent Group to confirm that nVent has complied with its obligations under this Section 6.2, and nVent shall, at its sole expense, cooperate and comply with all reasonable requests or directions from Pentair regarding the disposition or further use of any of the materials bearing the name “Pentair” for which the applicable transition period has expired.
6.3     Grant of License for nVent Name. Subject to the terms, conditions and limitations contained herein, nVent, on its own behalf and, to the extent permitted by applicable Law, on behalf of the other members of the nVent Group, hereby grants to the members of the Pentair Group listed on Schedule 6.3 a non-exclusive, worldwide, irrevocable, royalty-free license to use and display the name “nVent” in their legal names and for related incidental uses following the Effective Time (e.g., in payroll checks, regulatory filings and bank accounts). The members of the Pentair Group’s use of the “nVent” name is limited to incidental, non-substantive use, such as use for payroll, banking, regulatory and other similar purposes. In no event shall the members of the Pentair Group create, reproduce or arrange for the creation or reproduction of the “nVent” name or use the “nVent” name in any advertising or marketing material.
6.4     Treatment of Payments for Tax Purposes. For all Tax purposes, the Parties agree to treat (a) any payment required by this Agreement (other than payments with respect to interest accruing after the Effective Time) as either a contribution by Pentair to nVent Finance or a distribution by nVent Finance to Pentair, as the case may be, occurring immediately prior to the Effective Time or as a payment of an assumed or retained Liability; and (b) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in either case except as otherwise required by applicable Law.
6.5     Inducement. nVent acknowledges and agrees that Pentair’s willingness to cause, effect and consummate the Separation and the Distribution has been conditioned upon and induced by nVent’s covenants and agreements in this Agreement and the Ancillary Agreements, including nVent’s assumption of the nVent Liabilities pursuant to the Separation and the provisions of this Agreement and nVent’s covenants and agreements contained in Article IV.
6.6     Post-Effective Time Conduct. The Parties acknowledge that, after the Effective Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities after the Effective Time, except as may otherwise be provided in any Ancillary Agreement, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

ARTICLE VII
EXCHANGE OF INFORMATION; CONFIDENTIALITY
7.1     Processing of Personal Data. Each Party acknowledges that for the purpose of the Data Protection Laws it is a data controller in relation to any personal data comprised within Information as follows: (a) Pentair shall be a data controller in relation to all unstructured nVent Information held by Pentair after the Distribution Date; (b) nVent Finance shall, from the Distribution Date, be a data controller in relation to all nVent Information delivered in accordance with Section 2.14; (c) Pentair shall be a data controller in relation to any Pentair Information, including any Pentair Information delivered pursuant to Section 2.14; and (d) each of nVent Finance and Pentair shall be data controllers in relation to the Historic Corporate Data. Where Pentair holds any personal data comprised within nVent Information or nVent holds any personal data comprised within Pentair Information and Pentair or nVent (as relevant) does not have a specific and lawful reason to hold such personal data then it shall be acting as a data processor on behalf of the other Party as data controller and shall seek the instructions of that Party as data controller in relation to the processing of that personal data. Whether or not acting pursuant to the performance of a specific service under the Transitional Services Agreement, the Party acting as data processor agrees to comply with the data processor obligations as outlined in the Transition Services Agreement.
7.2     Responsibility for Compliance with Data Protection Laws. Each Party hereby agrees to, and to cause its Affiliates to comply with the Data Protection Laws applicable to it in relation to processing of personal data comprised within the nVent Information and Pentair Information. As soon as reasonably practicable after the Distribution Date, Pentair shall make available, with the assistance of nVent, updated fair processing notices to data subjects of personal data comprised within the nVent Information and for which both Pentair and nVent are data controllers, identifying Pentair as a data controller. Pentair shall respond to any written request from a data subject of personal data comprised within the nVent Information to exercise their rights of access, rectification or erasure, to restrict or object to processing of personal data or to data portability. The Parties shall co-operate and nVent shall provide Pentair with all reasonably requested assistance in relation to any such request to enable Pentair to respond to that request in compliance with applicable deadlines and information requirements.
7.3     Agreement for Exchange of Information; Archives. Subject to Section 7.11 and any other applicable confidentiality obligations, each of Pentair and nVent agrees on behalf of itself and, to the extent permitted by applicable Law, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group, at any time before, on or after the Distribution Date, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting Party reasonably needs (a) in order to continue to conduct the Pentair Business or the Electrical Business, as relevant, in the manner in which it was conducted in the twelve (12) months prior to the Distribution Date, (b) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities or Tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (c) for use in any other judicial, regulatory, administrative, Tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Tax or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, or (d) subject to the foregoing clause (c), to comply with its obligations under this Agreement or any Ancillary Agreement; provided, however, that (i) the requesting Party provides to the other Party: (A) confirmation that it has undertaken a search of systems and records owned or controlled by it and that it was unable to locate the relevant Information; (B) sufficient information as is reasonably required to enable the other Party to identify and locate the Information; and (C) a reasonable explanation of why the requesting Party requires the Information; and (ii) in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any applicable Law or agreement, or waive any privilege otherwise available under applicable Law, including the attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Within a reasonable period after receipt of a request, the receiving Party shall conduct a reasonable and proportionate search for the requested Information and will at the requesting Party’s expense: (x) deliver copies of such requested Information identified and located as a result of such search to the requesting Party in the original format or such other format as the Parties may agree; and (y) notify the requesting Party in writing as soon as reasonably practicable in the event that any of the requested Information is not in the possession, custody or control of the receiving Party. For the avoidance of doubt, the rights and obligations of any Party described in this Section 7.3 with respect to the sharing of Information related to Taxes are subject to the rights and obligations described in the Tax Matters Agreement.
7.4     Financial Statements and Accounting. Without limiting the provisions of Section 7.3, each Party agrees to provide the following assistance and reasonable access to its properties, records, other Information and personnel set forth in this Section 7.4, (i) at any time, with the consent of the other applicable Party (not to be unreasonably withheld, delayed or conditioned) for reasonable business purposes relating to financial reporting and any filing made with the SEC pursuant to the Securities Act or the Exchange Act; (ii) from the Effective Time until the completion of each Party’s audit for the fiscal year ending December 31, 2018, in connection with the preparation and audit of each Party’s financial statements for the fiscal year ended December 31, 2018, the filing and public dissemination of such financial statements and the audit of each Party’s internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s disclosure controls and procedures, if required; (iii) in the event that either Party changes its independent auditors within two (2) years following the Distribution Date, then such Party may request reasonable access on the terms set forth in this Section 7.4 for a period of up to one hundred eighty (180) days from such change; and (iv) to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Authority, such as in connection with responding to a comment letter from the SEC. Without limiting the foregoing, each Party agrees as follows:
(a)    Each Party shall provide reasonable access to the other Party on a timely basis to all Information reasonably required to meet its schedule for the preparation, filing, and public dissemination of its quarterly and annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to such Party, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and the Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”). Without limiting the generality of the foregoing, each Party shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance, if requested, to each other Party’s auditors with respect to Information to be included or contained in such other Party’s annual financial statements and to permit such other Party’s auditors and management to complete the Internal Control Audit and Management Assessments, for the fiscal year ended December 31, 2018.
(b)    Except to the extent otherwise contemplated by the Ancillary Agreements, each Party shall authorize its respective auditors to make reasonably available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party (subject to the execution of any reasonable and customary access letters that such Audited Party’s auditors may require in connection with the review of such work papers by such Other Party’s Auditors), in all cases within a reasonable time prior to such Audited Party’s auditors’ opinion date, so that the Other Party’s Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Party’s auditors as it relates to their auditors’ report on such other Party’s financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements. Each Party shall make reasonably available to the Other Parties and to such Other Party’s Auditors and management its personnel and Records and other Information in a reasonable time prior to the Other Party’s Auditors’ opinion date and other Party’s management’s assessment date so that the Other Party’s Auditors and other Party’s management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments for the fiscal year ended December 31, 2018.
(c)    (i) Each Party shall deliver to the other Party a reasonably complete draft of the first annual report on Form 10-K to be filed with the SEC (or otherwise) that includes its respective financial statements (in the form expected to be covered by the audit report of such Party’s independent auditors) for the year ended December 31, 2018, on or prior to February 4, 2019, (ii) Pentair shall deliver to nVent a reasonably complete draft of the first proxy materials to be filed with the SEC after the Effective Date on or prior to February 4, 2019 and (iii) nVent shall deliver to Pentair a reasonably complete draft of the first proxy materials to be filed after the Effective Date (such annual reports and proxy materials, collectively, the “Annual Reports”), on or prior to February 4, 2019; provided, however, that each Party may continue to revise its respective Annual Reports prior to the filing thereof, which changes shall be delivered to the other Party as soon as reasonably practicable; provided, further, that, to the extent nVent’s 2019 proxy statement discusses Pentair compensation programs, nVent shall substantially conform its 2019 proxy statement to be filed with the SEC to Pentair’s proxy statement as last provided to nVent at a reasonable time prior to nVent’s filing; provided, further, that, to the extent Pentair’s 2018 proxy statement discusses nVent’s compensation programs, Pentair shall substantially conform its 2018 proxy statement to be filed with the SEC to nVent’s proxy statement as last provided to Pentair at a reasonable time prior to Pentair’s filing. Each Party shall notify the other Party, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Form 10 or the Form 8-K to be filed by Pentair with the SEC on or about the time of the Distribution. If any such differences are notified by any Party, the Parties shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Annual Report, to consult with each other in respect of such differences and the effects thereof on the Parties’ applicable Annual Reports.
(d)    Nothing in this Article VII shall require any Party to violate any agreement with any third party regarding the confidentiality of confidential and proprietary information relating to that third party or its business; provided, however, that in the event that a Party is required under this Section 7.4 to disclose any such Information, such Party shall use commercially reasonable efforts to seek to obtain such third party’s written consent to the disclosure of such Information.
7.5     Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 7.3, Section 7.4 or Section 7.9 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.
7.6     Compensation for Providing Information. The Party requesting Information agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of creating, gathering and copying such Information, to the extent that such costs are incurred for the benefit of the requesting Party.

7.7     Record Retention. To facilitate the possible exchange of Information pursuant to this Article VII and other provisions of this Agreement after the Effective Time, the Parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control on the Distribution Date in accordance with the policies of Pentair as in effect on the Distribution Date or such other policies as may be adopted by Pentair after the Effective Time (provided, in the case of nVent, that Pentair notifies nVent of any such material change). No Party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other Party may have the right to obtain pursuant to this Agreement prior to the end of the retention period set forth in such policies without first notifying the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such information prior to such destruction; provided, however, that (a) in the case of any Information relating to Taxes, employee benefits or Environmental Liabilities, such retention period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof). Notwithstanding the foregoing, Article VIII of the Tax Matters Agreement shall govern the retention of Tax Records (as defined in the Tax Matters Agreement) and (b) in the case of personal data, such retention shall be subject to the requirements of the applicable Data Protection Laws and the Parties shall ensure that retained personal data is accurate, kept up to date, adequate, relevant, not excessive in relation to the purposes for which they are processed and not kept for longer than is necessary for that those purposes.
7.8     Limitations of Liability. No Party shall have any liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the Party providing such Information. No Party shall have any liability to any other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 7.7.
7.9    Production of Witnesses; Records; Cooperation.
(a)    After the Effective Time, except in the case of an adversarial Action by one Party against another Party, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. Without limiting any indemnification obligations of the non-requesting Party pursuant to Article IV, the requesting Party shall bear all costs and expenses in connection therewith. For the avoidance of doubt, the rights and obligations of any Party described in this Section 7.9 are subject to the rights and obligations described in the Tax Matters Agreement.
(b)    If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party shall use its commercially reasonable efforts to make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.
(c)    Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.
(d)    Without limiting any provision of this Section 7.9, each of the Parties agrees to cooperate, and cause, to the extent permitted by applicable Law, each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.
(e)    The obligation of the Parties to provide witnesses pursuant to this Section 7.9 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses inventors and other officers (subject to the exception set forth in the first sentence of Section 7.9(a)).
(f)    In connection with any matter contemplated by this Section 7.9, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of any Group.
7.10    Privileged Matters.
(a)    The Parties recognize that legal and other professional services that have been and will be provided prior to the Effective Time have been and will be rendered for the collective benefit of each of the members of the Pentair Group and the nVent Group, and that each of the members of the Pentair Group and the nVent Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided after the Effective Time, which services will be rendered solely for the benefit of the Pentair Group or the nVent Group, as the case may be.
(b)    The Parties agree as follows:
(i)    Pentair shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Pentair Business and not to the Electrical Business, whether or not the Privileged Information is in the possession or under the control of any member of the Pentair Group or any member of the nVent Group. Pentair shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Pentair Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Pentair Group or any member of the nVent Group;
(ii)    nVent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Electrical Business and not to the Pentair Business, whether or not the Privileged Information is in the possession or under the control of any member of the nVent Group or any member of the Pentair Group. nVent shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any nVent Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the nVent Group or any member of the Pentair Group; and
(iii)    If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined that such information is not Privileged Information or unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VIII to resolve any disputes as to whether any information relates solely to the Pentair Business, solely to the Electrical Business, or to both the Pentair Business and the Electrical Business.
(c)    Subject to the remaining provisions of this Section 7.10, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 7.10(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the prior written consent of the other Party and in accordance with applicable Law.
(d)    If any dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Groups, each Party agrees that it shall (i) negotiate with the other Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party; and (iii) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except to protect its own legitimate interests.
(e)    Subject to Section 7.11, In the event of any adversarial Action or Dispute between Pentair and nVent, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 7.10(c); provided that such waiver of a shared privilege shall be effective only as to the use of information with respect to the Action or Dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any Third Party.
(f)    Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 7.10 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g)    Any furnishing of, or access or transfer of, any information pursuant to this Agreement is made in reliance on the agreement of Pentair and nVent set forth in this Section 7.10 and in Section 7.11 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise. The Parties further agree that (i) the exchange by one Party to the other Party of any Privileged Information that should not have been transferred pursuant to the terms of this Article VII shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such Privileged Information; and (ii) the Party receiving such Privileged Information shall promptly return such Privileged Information to the Party who has the right to assert the privilege or immunity.
(h)    In connection with any matter contemplated by Section 7.9 or this Section 7.10, the Parties agree to, and to cause the applicable members of their Group to, use reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.
7.11    Confidentiality.
(a)    Subject to Section 7.12, until the five (5)-year anniversary of the Distribution Date, each of Pentair and nVent, on behalf of itself and, to the extent permitted by applicable Law, each member of its respective Group, agrees to hold, and to cause, to the extent permitted by applicable Law, its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to Pentair’s confidential and proprietary information pursuant to policies in effect as of the Distribution Date (and in no event less than a reasonable degree of care), all confidential or proprietary Information (“Confidential Information”) concerning each such other Group that is either in its possession (including Confidential Information in its possession prior to the date hereof) or furnished by any such other Group or its respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use any such Confidential Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Confidential Information has been (i) in the public domain through no fault of such Party or any member of such Group or any of their respective Representatives, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves bound by a confidentiality obligation, or (iii) independently generated without reference to any Confidential Information of the other Party. Each Party shall maintain, and shall, to the extent permitted by applicable Law, cause its respective Group members and Representatives to maintain, policies and procedures, and develop such further policies and procedures as will from time to time become necessary or appropriate, to ensure compliance with this Section 7.11.
(b)    nVent acknowledges that it and other members of the nVent Group may have in its or their possession Confidential Information of third Persons that was received under a confidentiality or nondisclosure agreement with such third Person while part of Pentair. nVent will, and will cause its respective Group members and its Representatives to, hold in strict confidence the Confidential Information of third Persons to which any member of the nVent Group has access, in accordance with the terms of any agreements entered into prior to the Effective Time between members of the Pentair Group and such third Persons.

(c)    Each Party agrees not to release, communicate or disclose, or permit to be released, communicated or disclosed, directly or indirectly, any Confidential Information to any other Person, except its Representatives who need to know such Confidential Information (who shall be advised of their obligations hereunder with respect to such Confidential Information), except in compliance with Section 7.12. Without limiting the foregoing, when any Confidential Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after request of the other Party either return to the other Party all Confidential Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party that it has destroyed such Confidential Information (and such copies thereof and such notes, extracts or summaries based thereon).
(d)    Each Party shall be liable for any failure by its respective Representatives to comply with the restrictions on use and disclosure of Confidential Information contained in this Agreement.
7.12     Protective Arrangements. In the event that any Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any Confidential Information pursuant to applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of any other Party (or any member of any other Party’s Group) that is subject to the confidentiality provisions hereof, such Party shall notify the other Party (if legally permissible under the circumstances and applicable Law) prior to disclosing or providing such Confidential Information and shall cooperate at the expense of the requesting Party in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Confidential Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority. The disclosing Party shall promptly provide the Party owning such Confidential Information with a copy of the Information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such Information was disclosed, in each case to the extent permitted by Law.
ARTICLE VIII
DISPUTE RESOLUTION
8.1     Good Faith Negotiation. Subject to Section 8.3, either Party hereto seeking resolution of any dispute, controversy or claim arising out of or relating to this Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement or the validity, interpretation, breach or termination of this Agreement, the Tax Matters Agreement, the Transition Services Agreement or the Employee Matters Agreement (a “Dispute”), shall provide written notice thereof to the other Party hereto, and following delivery of such notice, the Parties shall attempt in good faith to negotiate a resolution of the Dispute. The negotiations shall be conducted by executives who have authority to settle the Dispute and who are at a higher level of management than the persons with direct responsibility for the subject matter of the Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Parties are unable for any reason to resolve a Dispute within thirty (30) days after the delivery of such notice or if a Party reasonably concludes that the other Party is not willing to negotiate as contemplated by this Section 8.1, the Dispute shall be submitted to mediation in accordance with Section 8.2.
8.2     Mediation. Any Dispute not resolved pursuant to Section 8.1 shall, at the written request of any Party hereto (a “Mediation Request”), be submitted to nonbinding mediation in accordance with the then-current International Institute for Conflict Prevention and Resolution (“CPR”) Mediation Procedure (the “Procedure”), except as modified herein. The mediation shall be held in Minneapolis, Minnesota or such other place as the Parties may mutually agree. The Parties shall have twenty (20) days from receipt by a Party (or Parties) of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the Parties within twenty (20) days of receipt by a Party (or Parties) of a Mediation Request, then any Party may request (on written notice to the other Party) that CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and no oral or documentary representations made by the Parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No Party hereto shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by any other Party in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other Party except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall, to the extent reasonably practicable, give the other Party reasonable written notice of the intended disclosure and afford the other Party a reasonable opportunity to protect its interests. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within ninety (90) days after receipt by a Party (or Parties) of a Mediation Request (whichever occurs sooner), or within such longer period as the Parties may agree to in writing, then any Party may file an action on the Dispute in any court having jurisdiction in accordance with Section 11.4.
8.3    Litigation.
(a)    Notwithstanding the foregoing provisions of this Article VIII, (i) any Party may seek preliminary provisional or injunctive judicial relief without first complying with the procedures set forth in Sections 8.1 and 8.2 if such action is reasonably necessary to avoid irreparable damage and (ii) either Party may initiate litigation before the expiration of the periods specified in Section 8.2 if such Party has submitted a Mediation Request and the other Party has failed, within fourteen (14) days after the appointment of a mediator, to agree upon a date for the first mediation session to take place within thirty (30) days after the appointment of such mediator or such longer period as the Parties may agree to in writing.
(b)    All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in Sections 8.1 and 8.2 are pending. The Parties shall take any necessary or appropriate action required to effectuate such tolling.
8.4     Conduct During Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall, to the extent permitted by applicable Law, cause their respective members of their Group to, continue to honor all commitments under this Agreement and each Ancillary Agreement to the extent required by such agreements during the course of dispute resolution pursuant to the provisions of this Article VIII, unless such commitments are the specific subject of the Dispute at issue.
ARTICLE IX
FURTHER ASSURANCES AND ADDITIONAL COVENANTS
9.1    Further Assurances.
(a)    In addition to and without limiting the actions specifically provided for elsewhere in this Agreement, each of the Parties shall use its commercially reasonable efforts, prior to, on and after the Effective Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Law, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, including, without limitation, to take the actions set forth on Schedule 9.1(a) as soon as reasonably practicable following the Effective Time.

(b)    Without limiting the foregoing, prior to, on and after the Distribution Date, each Party hereto shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the nVent Assets and the assignment and assumption of the nVent Liabilities and the other transactions contemplated hereby and thereby. Without limiting the such other actions as may be reasonably necessary to vest in such other Party good and marketable title to the Assets allocated to such Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest, if and to the extent it is practicable to do so.
(c)    On or prior to the Distribution Date, Pentair and nVent in their respective capacities as direct and indirect shareholders of their respective Subsidiaries, shall each ratify any actions which are reasonably necessary or desirable to be taken by Pentair, nVent or any of their respective Subsidiaries, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.
(d)    Pentair and nVent shall, and to the extent permitted by applicable Law, cause each of the members of their respective Groups, waive (and agree not to assert against any of the others) any claim or demand that any of them may have against any of the others for any Liabilities or other claims relating to or arising out of: (i) the failure of nVent or any other member of the nVent Group, on the one hand, or of Pentair or any other member of the Pentair Group, on the other hand, to provide any notification or disclosure required under any state Environmental Law in connection with the Separation or the other transactions contemplated by this Agreement, including the transfer by any member of any Group to any member of the other Group of ownership or operational control of any Assets not previously owned or operated by such transferee; or (ii) any inadequate, incorrect or incomplete notification or disclosure under any such state Environmental Law by the applicable transferor. To the extent any Liability to any Governmental Authority or any third Person arises out of any action or inaction described in clause (i) or (ii) above, the transferee of the applicable Asset hereby assumes and agrees to pay any such Liability. Further, the Parties shall execute and deliver, and shall, to the extent permitted by applicable Law, cause their applicable Subsidiaries to execute and deliver, whether under hand or under seal in accordance with the Parties’ articles of association, any other forms, notarial deeds, instruments or other similar documents necessary pursuant to applicable Law or custom to effect the assignment, transfer, contribution, distribution, conveyance and delivery or assumption of all of the rights and obligations, as applicable, contemplated in the Pentair Transfer Documents (including any necessary notarizations, legalizations or other attestations and execution formalities to the extent required by applicable Law).
ARTICLE X
TERMINATION
10.1     Termination. This Agreement and all Ancillary Agreements may be terminated and the Distribution, may be amended, modified or abandoned by Pentair at any time, in its sole and absolute discretion, prior to the Effective Time. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized representative of each of the Parties.

10.2     Effect of Termination. In the event of any termination of this Agreement prior to the Effective Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to any other Party by reason of this Agreement.
ARTICLE XI
MISCELLANEOUS
11.1     Entire Agreement. This Agreement, the Ancillary Agreements, the Exhibits, the Schedules and Appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. In the event of any inconsistency between this Agreement and any Schedule hereto such Schedule shall prevail.
11.2     Corporate Power. Pentair represents on behalf of itself and each other member of the Pentair Group, and nVent represents on behalf of itself and each other member of the nVent Group, as follows: (a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and (b) this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof. Each Party acknowledges that it and each other Party is executing this Agreement and certain of the Ancillary Agreements by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any Ancillary Agreement. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature, agrees that it will not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of any other Party at any time it will as promptly as reasonably practicable cause each such Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof). Notwithstanding any provision of this Agreement or any Ancillary Agreement, neither Pentair nor nVent shall be required to take or omit to take any act that would violate its fiduciary duties to any minority shareholders of any non-wholly owned Subsidiary of Pentair or nVent, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).
11.3     Counterparts. This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party
11.4    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a)    The construction, interpretation and performance of this Agreement shall be governed and construed according to the laws of the State of New York, without regard to conflicts of laws principles (other than Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York).

(b)    Each of Pentair and nVent, on behalf of itself and the members of its Group, hereby irrevocably (i) agrees that any Dispute shall be subject to the exclusive jurisdiction of the state and federal courts located in Minneapolis, Minnesota, (ii) waives any claims of forum non conveniens, and agrees to submit to the jurisdiction of such courts, as provided in MINN. STAT. § 542.09 (2016) and (iii) agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 11.7 shall be effective service of process for any litigation brought against it in any such court or for the taking of any other acts as may be necessary or appropriate in order to effectuate any judgment of said courts.
(c)    EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4(C).
11.5     Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise provided for in this Agreement, this Agreement shall not be assignable, in whole or in part, directly or indirectly, by either Party without the express written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void. A Party may assign its respective rights or delegate its respective obligations under this Agreement to any Affiliate of such Party; provided, however, that in connection with each such assignment or delegation, the assigning Party provides a guarantee to the non-assigning Party for any liability or obligation assigned or delegated pursuant to this Section 11.5. Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement or the Ancillary Agreements (except as may be otherwise provided in any such Ancillary Agreement) in whole in connection with a change of control of a Party so long as the resulting, surviving or transferee Person assumes all the obligations of the relevant Party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party. Nothing herein is intended to, or shall be construed to, prohibit either Party or any member of its Group from being party to or undertaking a change of control.
11.6 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any Pentair Indemnitee or nVent Indemnitee in their respective capacities as such, (a) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no third-party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.
11.7     Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service)

or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.7):
If to Pentair, to:

Pentair plc
43 London Wall
London EC2M 5TF
United Kingdom
Attention: General Counsel
Facsimile: +44-207-347-8925

and

Pentair plc
c/o Pentair Management Company
5500 Wayzata Boulevard, Suite 600
Golden Valley, Minnesota 55416
Attention: General Counsel
Facsimile: (763) 656-5403

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
Attention: Benjamin F. Garmer, III
John K. Wilson
Facsimile: (414) 297-4900

If to nVent to:

nVent Electric plc
The Mille
1000 Great West Road, 8th Floor (East)
London TW8 9DW
United Kingdom
Attn: General Counsel
Facsimile: (763) 204-7951

and

nVent Electric plc
c/o nVent Management Company
1665 Utica Avenue, Suite 700
St. Louis Park, Minnesota 55416
Attention: General Counsel
Facsimile: (763) 204-7951

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
Attention: Benjamin F. Garmer, III
John K. Wilson
Facsimile: (414) 297-4900

Any Party may, by notice to the other Party, change the address and contact person to which any such notices are to be given.
11.8     Severability. If any provision of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.
11.9     Force Majeure. No Party shall be deemed in default of this Agreement or, unless otherwise expressly provided therein, any Ancillary Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement and the Ancillary Agreements, as applicable, as soon as reasonably practicable.
11.10     Publicity. Prior to the Effective Time, each of nVent and Pentair shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the Distribution or any of the other transactions contemplated hereby or under any Ancillary Agreement and prior to making any filings with any Governmental Authority with respect thereto.
11.11     Expenses. Except as expressly set forth in this Agreement (including Sections 2.13, 6.1, 7.9(a), 7.12 and 9.1(b) and Articles IV and V) or in any Ancillary Agreement, all fees, costs and expenses incurred in connection with the preparation, execution, delivery and implementation of this Agreement and any Ancillary Agreement, and with the consummation of the transactions contemplated hereby and thereby, will be borne by the Party incurring such fees, costs or expenses.

11.12     Headings. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.
11.13     Survival of Covenants. Except as expressly set forth in this Agreement or any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.
11.14     Waivers of Default. Waiver by any Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by any Party in exercising any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.
11.15     Specific Performance. Subject to the provisions of Article VIII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.
11.16     Amendments. No provisions of this Agreement or any Ancillary Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.
11.17     Interpretation. In this Agreement and any Ancillary Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement); (c) Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified; (d) the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) shall mean “including, without limitation”; (e) the word “or” shall not be exclusive; (f) unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to April 27, 2018, regardless of any amendment or restatement hereof; (g) except where the context otherwise requires, references to Subsidiaries of nVent refers to Persons that will be Subsidiaries of nVent upon consummation of the Distribution. Pentair and nVent have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (h) unless otherwise specified in a particular case, the word “days” refers to calendar days.
11.18     Attorney-Client Privilege. nVent agrees that, in the event of any Dispute or other litigation, dispute, controversy or claim between Pentair or a member of the Pentair Group, on the one hand, and nVent or a member of the nVent Group, on the other hand, nVent will not, and will cause the members of its Group not to, seek any waiver of attorney-client privilege with respect to any communications relating to advice given prior to the Effective Time by counsel to Pentair or any Person that was a Subsidiary of Pentair prior to the Distribution Date, regardless of any argument that such advice may have affected the interests of both Parties. Moreover, nVent will, and will cause, to the extent permitted by applicable Law, the members of its Group to, honor any such attorney-client privilege between Pentair and the members of its Group and its or their counsel, and will not assert that Pentair or a member of its Group has waived, relinquished or otherwise lost such privilege. For the avoidance of doubt, in the event of any litigation, dispute, controversy or claim between Pentair or a member of its Group, on the one hand, and a third party other than a member of the nVent Group, on the other hand, Pentair shall retain the right to assert attorney-client privilege with respect to any communications relating to advice given prior to the Distribution Date by counsel to Pentair or any Person that was a Subsidiary of Pentair prior to the Distribution Date.
11.19     Limitations of Liability. Notwithstanding anything in this Agreement to the contrary and except for acts of fraud, neither nVent or its Affiliates, on the one hand, nor Pentair or its Affiliates, on the other hand, shall be liable under this Agreement to the other for any special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such liability with respect to a Third-Party Claim), whether or not advised of the possibility of such damages and whether or not such damages are reasonably foreseeable.
11.20     Performance. Pentair will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Pentair Group. nVent will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the nVent Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 11.20 to all of the other members of its Group, and (b) cause, to the extent permitted by applicable Law, all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.
11.21     Exhibits and Schedules; No Admission of Liability. The Exhibits and the Schedules hereto shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or the Schedules constitutes an admission of any liability or obligation of any member of the Pentair Group or the nVent Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Pentair Group or the nVent Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential "liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists. Subject to the prior written consent of the other Party (not to be unreasonably withheld, delayed or conditioned), each Party shall be entitled to update the Schedules from and after the date hereof until the Effective Time. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Pentair and nVent and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned Subsidiary of Pentair or nVent.
11.22     Double Recovery Rights. Unless specifically set forth herein, nothing contained in this Agreement shall be construed to permit a Party to recover for any Losses for which such Party has been fully compensated under any other provision of this Agreement or under any other agreement or Action at Law or equity.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their duly authorized representatives.

PENTAIR PLC

By:	/s/ Andrew G. Smyth
	Name:	Andrew G. Smyth
	Title:	Authorized Signatory

NVENT ELECTRIC PLC

By:	/s/ Neil S. Mackintosh
	Name:	Neil S. Mackintosh
	Title:	Authorized Signatory

[Signature Page to Separation and Distribution Agreement]